Annual Report 2022

Ero Copper Corp is a high-margin, high-growth, clean copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company’s primary asset is a 99.6% interest in the Brazilian copper mining company, MCSA, 100% owner of the Company’s Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. which owns the Xavantina Operations (formerly known as the NX Gold Mine), namely comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Table of Contents 1 Company Portfolio 2 2022 Highlights 3 CEO’s Letter 7 Management’s Discussion and Analysis 44 Consolidated Financial Statements 92 Note Regarding Scientific and Technical Information & Cautionary Note

Company Portfolio


CANADA
6
BRAZIL
3
2
1
5
4

1 **Caraíba Operations**

Location: Bahia, Brazil
Ownership: 99.6%
Stage: Operating
2022 Copper Production: 46,371 t
2022 C1 Cash Costs: US$1.36/lb

2 **Xavantina Operations**

Location: Mato Grosso, Brazil
Ownership: 97.6%
Stage: Operating
2022 Gold Production: 42,669 oz
2022 C1 Cash Costs: US$560/oz
2022 All-in Sustaining Costs: US$1,124/oz

3 **Tucumã Project**

Location: Pará, Brazil
Ownership: 99.6%
Stage: Construction

4 **Brazil Corporate Office (São Paulo)**

5 **Brazil Corporate Office (Belo Horizonte)**

6 **Canada Corporate Office (Vancouver)**

1
Ero Copper Annual Report 2022

2022 Highlights 0 10 20 30 40 50 202220212020201920182017 Record Copper Production (tonnes in thousands) 46.4 kt 0 10 20 30 40 50 202220212020201920182017 Record Gold Production (ounces in thousands) 42.7 koz 2 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2

3 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 Operating • Achieved record copper production at the Caraíba Operations of 46,371 tonnes in concentrate at C1 cash costs(1) of US$1.36/lb of copper produced • Delivered record gold production at the Xavantina Operations of 42,669 ounces at C1 cash costs(1) and All-in Sustaining Costs(1) of US$560 and US$1,124/oz, respectively, per ounce of gold produced Strategic Growth Initiatives • Commenced construction of the Tucumã Project, Pará State, Brazil in Q2 2022 • Announced the discovery of a nickel sulphide system in the Curaça Valley, approximately 20 kilometers from the Company’s Caraíba mill • Increased proven and probable mineral reserves at the Caraíba Operations by 31% and extended the mine life to 20 years • Entered into an option agreement with Soma Gold on its Tucumã Properties, located approximately 20 kilometers from the Company’s Tucumã Project Environmental, Social and Governance (ESG) • Increased female representation on the Company’s board of directors to 30% • Significantly advanced the Company towards Mining Association of Canada’s Towards Sustainable Mining (TSM) initiative • Progressed the Company towards aligning with the Task Force on Climate-Related Financial Disclosures (TCFD), completing both a physical risk scenario analysis and transition risk scenario analysis Safety • Achieved Lost Time incident Frequency Rate of 0.60(2) on over 11.6 million hours worked Financial • In February 2022, the Company closed a $400 million offering of senior unsecured notes due 2030. The Company subsequently used approximately $50 million of net proceeds from the offering to repay the outstanding balance under its senior secured revolving credit facility • Concurrent with the closing of the $400 million senior unsecured notes offering, the Company reduced the size of its senior secured revolving credit facility from $150 million to $75 million • The Company’s 2022 financial results are highlighted by: • Revenue of US$426.4 million • Net income and adjusted net income attributable to owners of the Company(1) of $101.8 million ($1.10 per diluted share) and $83.5 million ($0.91 per diluted share), respectively • EBITDA(1) and Adjusted EBITDA(1) of $218.6 million and $208.6 million, respectively • Cash flow from operations of $143.4 million • Available liquidity at year-end was $392.4 million, including cash and cash equivalents of $177.7 million, short-term investments of $139.7 million, and $75.0 million of undrawn availability under the Company’s senior secured revolving credit facility. Subsequent to year-end, the Company extended the maturity and increased the size of its senior secured revolving credit facility to $150.0 million, resulting in pro forma year-end liquidity of $467.4 million (1) EBITDA, Adjusted EBITDA, adjusted net income attributable to owners of the Company, including per diluted share, C1 cash cost per pound of copper produced, C1 cash cost per ounce of gold produced and All-in Sustaining Costs (“AISC”) per ounce of gold produced are non-IFRS measures – see the Notes section in the MD&A of this Annual Report for additional information. C1 cash cost per pound of copper produced are net of by-product credits from metal produced at the Caraíba Operations. AISC per ounce of gold produced are net of by-product credits from metal produced at the Xavantina Operations. (2) Per million hours worked.

4 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 CEO’s Letter 2022 was a milestone year for Ero Copper. We achieved operational records, significantly strengthened our balance sheet and commenced construction on our next phase of copper growth: the Tucumã Project. We look forward to carrying our strong momentum into 2023 and remain committed to creating long-term sustainable value for our shareholders. Record Operating Performance With the COVID-19 pandemic largely behind us, 2022 presented a new set of challenges: global supply chain disruptions, geopolitical conflicts and inflationary pressures, among others. Despite widespread uncertainty and a challenging macro-economic environment, I’m pleased to report that 2022 marked another record year for Ero Copper. At the Caraíba Operations, we achieved record copper production of 46,371 tonnes of copper in concentrate during the year. Similarly, at the Xavantina Operations, we achieved record gold production of 42,669 ounces of gold, a year-on-year increase of nearly 13%. Financial Flexibility During the year we significantly strengthened our balance sheet in support of our organic growth initiatives. In February 2022, we closed a $400 million offering of senior unsecured notes due in 2030 with a coupon of 6.50% per annum. Concurrent with the closing of the notes offering, we repaid $50 million outstanding under our senior secured revolving credit facility and reduced the size of the facility from $150 million to $75 million. Importantly, the remaining proceeds of the notes offering, combined with cash flow from our existing operations, provided us with ample financial capacity to fund our organic growth initiatives, including construction of the Tucumã Project which commenced in the second quarter of 2022. In hindsight, the timing of our notes offering could not have been better. Subsequent to the offering, the U.S. Federal Reserve Bank began to aggressively raise interest rates with 2022 rate increases ultimately totaling 4.25%. Political tensions between Russia and the Ukraine then exploded into war causing oil prices to jump and kick-start the worst period of global inflation seen in decades. While our liquidity position remained strong throughout the year, we elected to bolster our balance sheet further in late 2022 when we announced an increase in the size of our revolving credit facility from $75 million to $150 million and an extension of the maturity date from March 2025 to December 2026. This amendment allowed us to secure a 25 basis point reduction to our applicable margin on drawn funds as well as reduced standby fees on undrawn commitments. Our amended revolving credit facility closed in early 2023.

5 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 Available liquidity at year-end was $392.4 million, including cash and cash equivalents of $177.7 million, short-term investments of $139.7 million, and $75.0 million of undrawn availability under the Company’s senior secured revolving credit facility. With the amendments to the revolving credit facility subsequent to year-end, the Company has pro forma year-end liquidity of $467.4 million. Organic Growth Initiatives We commenced construction of the Tucumã Project in the second quarter of 2022 and first production is expected in the second half of 2024. Tucumã is expected to double the Company’s annual copper production by 2025, providing transformational growth. As of year-end 2022, physical completion was in excess of 20%, with the project progressing on schedule. During the year, the Company’s Pilar 3.0 initiative was significantly bolstered by the success of Project Honeypot as reflected in the Caraíba Operations’ 2022 Strategic Life-of-Mine Plan. The addition of Project Honeypot into the Life-of-Mine Plan drove a significant increase to the Caraíba Operations’ estimated mineral resources, mineral reserves and mine life, allowing the Company to defer the delivery date of the Deepening Extension Zone’s new external shaft by approximately nine months without impacting expected copper production. The third leg of the Pilar 3.0 initiative, expanding the capacity of the Caraíba mill to 4.2 million tonnes per annum, remains on track for completion in Q4 2023. In September 2022, we announced the discovery of a regional nickel sulphide system within the Curaçá Valley over an initial strike length of five kilometers. The system remains open in all directions and is highlighted by multiple surface expressions of nickel mineralization. We believe that this discovery confirms the Curaçá Valley’s potential to be a globally significant magmatic sulphide district for both nickel and copper. Nickel will continue to be a core focus area of our 2023 exploration program.

6 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 Excellence in Environment, Social and Governance (ESG) In July 2022 we released our third annual sustainability report, continuing to showcase our commitment to clear and transparent disclosure for our stakeholders. This report provided broader quantitative data on our health and safety performance, greenhouse gas (GHG) emissions and intensity as well as the economic value generated and distributed in the regions we operate. In particular I’d like to highlight our favorable position as one of the lowest GHG intensive copper and gold producers in the world driven by Brazil’s leadership in renewable energy combined with the high-grade nature of our mines. Our sustainability report also included an update on the work we are doing to align the Company with the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) as well as our first annual Communication on Progress (CoP), which highlights our commitment and progress towards advancing the Ten Principles of the United Nations Global Compact within our business. I’m also pleased to report that we are receiving recognition for our enhanced ESG performance and disclosure and saw noticeable improvements in our ratings with major ESG rating agencies during the year. Closing Remarks I would like to thank Ero Copper co-founder and Chairman, Noel Dunn, who retired from his role of Executive Chairman effective January 1, 2023, for his instrumental role in the success of Ero Copper to date. While Noel has stepped back from his day-to-day role on the executive team, I appreciate his continued partnership in his role as Chairman of the Board. In 2022 we also welcomed Jill Angevine to the Board of Directors. Ms. Angevine has extensive experience in finance and capital markets and she has been a tremendous addition to our team. I would also like to take this opportunity to thank all my colleagues who make up the Ero Copper global team for their continued commitment and efforts to make our company a success. Muito Obrigado. Ero Copper is in a favorable position with high-quality, low-cost assets and peer-leading growth, setting the Company up to create meaningful value for our stakeholders in a world needing significant copper to achieve global decarbonization efforts. David Strang Chief Executive Officer March 14, 2023 “Ero Copper is in a favorable position with high-quality, low-cost assets and peer-leading growth, setting the Company up to create meaningful value for our stakeholders in a world needing significant copper to achieve global decarbonization efforts.” David Strang - Chief Executive Officer

M a n a g e m e n t ’ s D i s c u s s i o n a n d A n a l y s i s F o r t h e Ye a r E n d e d D e c e m b e r 3 1 , 2 0 2 2 7 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2

8 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 Table of Contents MANAGEMENT’S DISCUSSION AND ANALYSIS 9 BUSINESS OVERVIEW 10 HIGHLIGHTS 14 REVIEW OF OPERATIONS 14 The Caraíba Operations 15 The Xavantina Operations 17 2023 GUIDANCE 20 REVIEW OF FINANCIAL RESULTS 20 Review of quarterly results 22 Review of annual results 24 Summary of quarterly results for most recent eight quarters OTHER DISCLOSURES 25 Liquidity, Capital Resources, and Contractual Obligations 27 Management of Risks and Uncertainties 30 Other Financial Information 30 Accounting Policies, Judgments and Estimates 31 Capital Expenditures 32 Alternative Performance (NON-IFRS) Measures 39 Disclosure Controls and Procedures and Internal Control over Financial Reporting 40 Notes and Cautionary Statements

9 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 MANAGEMENT’S DISCUSSION AND ANALYSIS This Management’s Discussion and Analysis (“MD&A”) has been prepared as at March 7, 2023 and should be read in conjunction with the audited consolidated financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) as at, and for the year ended December 31, 2022, and related notes thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q4 2022” and “Q4 2021” are to the three months ended December 31, 2022 and December 31, 2021, respectively, and all references to "Fiscal 2022" and "Fiscal 2021" are to the years ended December 31, 2022 and December 31, 2021, respectively. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$”, “US$”, “dollars”, or “USD” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” or “BRL” are to Brazilian Reais. This MD&A refers to various alternative performance (Non-IFRS) measures, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), all-in sustaining cost (“AISC”) of gold produced (per ounce), realized gold price (per ounce), EBITDA, Adjusted EBITDA, Adjusted net income attributable to owners of the Company, Adjusted net income per share attributable to owners of the Company, Net (Cash) Debt, Working Capital and Available Liquidity. Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" for a discussion of non-IFRS measures. This MD&A contains “forward‐looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such statements will prove to be accurate, and actual results and future events may differ materially from those anticipated in such statements. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on such forward-looking statements. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of March 7, 2023, unless otherwise stated. BUSINESS OVERVIEW Ero is a high-margin, high-growth, clean copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations (formerly known as the NX Gold Mine), comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”. Ero Copper Corp. December 31, 2022 MD&A | Page 1

1 0 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 HIGHLIGHTS 2022 - Q4 2022 - Q3 2021 - Q4 2022 2021 Operating Information Copper (Caraíba Operations) Ore Processed (tonnes) 745,850 720,725 646,319 2,864,230 2,370,571 Grade (% Cu) 1.84 1.68 2.01 1.76 2.08 Cu Production (tonnes) 12,664 11,189 11,918 46,371 45,511 Cu Production (lbs) 27,918,071 24,668,985 26,274,572 102,229,718 100,333,448 Cu Sold in Concentrate (tonnes)(1) 13,301 10,522 12,393 46,816 45,717 Cu Sold in Concentrate (lbs)(1) 29,323,118 23,197,347 27,320,802 103,211,464 100,788,419 C1 Cash Cost of Cu Produced (per lb)(2) $ 1.41 $ 1.46 $ 0.96 $ 1.36 $ 0.77 Gold (Xavantina Operations) Ore Processed (tonnes) 39,715 42,747 47,159 189,743 171,581 Au Production (oz) 11,786 10,965 8,544 42,669 37,798 Realized Au price (per oz)(2)(3) $ 1,750 $ 1,739 $ 1,784 $ 1,807 $ 1,783 C1 Cash Cost of Au Produced (per oz)(2) $ 445 $ 537 $ 582 $ 560 $ 525 AISC of Au produced (per oz)(2) $ 1,096 $ 1,135 $ 910 $ 1,124 $ 732 Financial information ($ in millions, except per share amounts) Revenues $ 116.7 $ 85.9 $ 134.9 $ 426.4 $ 489.9 Gross profit 52.7 22.8 84.4 187.2 318.9 EBITDA(2) 58.7 27.9 80.7 218.6 296.4 Adjusted EBITDA(2) 58.2 32.1 86.8 208.6 331.9 Cash flow from operations 34.0 43.0 66.7 143.4 364.6 Net income 22.5 4.0 60.2 103.1 202.6 Net income attributable to owners of the Company 22.2 3.7 59.8 101.8 201.1 - Per share (Basic) 0.24 0.04 0.67 1.12 2.27 - Per share (Diluted) 0.24 0.04 0.65 1.10 2.21 Adjusted net income attributable to owners of the Company(2) 22.2 4.0 59.7 83.5 215.4 - Per share (Basic) 0.24 0.04 0.67 0.92 2.43 - Per share (Diluted) 0.24 0.04 0.65 0.91 2.37 Cash, cash equivalents and short-term investments 317.4 359.8 130.1 317.4 130.1 Working capital(2) 263.3 343.2 86.0 263.3 86.0 Net debt (cash)(2) 100.7 51.5 (70.9) 100.7 (70.9) (1) Copper sold in 2022 includes 905 tonnes or 1,996,065 lbs of copper from concentrates acquired from one of the Company's customers to settle accounts receivables in arrears. (2) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A. (3) Realized Au price includes the effect of ounces sold under the stream arrangement with Royal Gold. See "Realized Gold Price" section of "Alternative Performance (Non-IFRS) Measures" for detail. Ero Copper Corp. December 31, 2022 MD&A | Page 2

1 1 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 Fourth Quarter and Full-Year 2022 Highlights Strong Q4 2022 operating performance resulted in record full-year copper and gold production and 2022 production guidance beat • The Caraíba Operations achieved record full-year production of 46,371 tonnes of copper in concentrate, following strong year-end operating performance driven by the addition of high- grade Project Honeypot stopes to the Q4 2022 production plan ◦ Higher mined and processed copper grades during Q4 2022 resulted in copper production of 12,664 tonnes in concentrate, representing an increase of approximately 13% compared to the third quarter ◦ Full-year copper production, which exceeded 2022 copper production guidance range of 43,000 to 46,000 tonnes, reflect a year-on-year increase to mill throughput of nearly 500,000 tonnes of ore • Q4 2022 C1 cash costs(1) at the Caraíba Operations were $1.41 per pound of copper produced, bringing full-year copper C1 cash costs(1) to $1.36 per pound • The Xavantina Operations delivered record quarterly and full-year gold production of 11,786 and 42,669 ounces, respectively ◦ Q4 2022 gold production benefited from higher processed gold grades of 10.17 grams per tonne ("gpt"), representing an increase in grade of nearly 20% compared to Q3 ◦ Full-year gold production, which surpassed 2022 gold production guidance range of 39,000 to 42,000 ounces, increased approximately 13% year-on-year due to higher mill throughput as well as higher mined and processed gold grades • Q4 2022 C1 cash costs(1) and AISC(1) at the Xavantina Operations were $445 and $1,096, respectively, per ounce of gold produced, resulting in full-year gold C1 cash costs(1) and AISC(1) of $560 and $1,124, respectively, per ounce • Financial results for the quarter and full-year reflect (i) continued copper price weakness, (ii) inflation in the cost of key consumables and (iii) an elevated allocation of copper concentrate sales to the international market ◦ Net earnings of $22.5 million in Q4 2022 and $103.1 million for the full-year 2022 ◦ Adjusted net income attributable to owners of the Company(1) of $22.2 million ($0.24 per share on a diluted basis) and $83.5 million ($0.91 per share on a diluted basis) for the full-year 2022 ◦ Full-year adjusted EBITDA(1) of $208.6 million includes $58.2 million of adjusted EBITDA(1) generated during Q4 2022 ◦ Q4 2022 cash flow from operations of $34.0 million brought full-year cash flow from operations to $143.4 million • Capital expenditures were approximately $87 million during Q4 2022 as construction activity related to the Company's strategic growth initiatives ramped up. Full-year capital expenditures, including deposits on contracts, were just under $300 million, below revised 2022 capital expenditure guidance of $308 million to $354 million, primarily due to the success of Project Honeypot and subsequent deferral of the new external shaft delivery date for the Pilar Mine (1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A. Ero Copper Corp. December 31, 2022 MD&A | Page 3

1 2 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 • Available liquidity at year-end was $392.4 million, including cash and cash equivalents of $177.7 million, short-term investments of $139.7 million, and $75.0 million of undrawn availability under the Company's senior secured revolving credit facility. Subsequent to year- end, the Company extended the maturity and increased the size of its senior secured revolving credit facility to $150.0 million, resulting in pro forma year-end liquidity of $467.4 million Strategic growth initiatives gather momentum • The Company continued to make strong progress on the construction of the Tucumã Project, which is advancing on schedule with over 20% physical completion achieved as of year-end ◦ Mine pre-stripping accelerated during Q4 2022 with 1.6 million tonnes of pre-stripping volume, or approximately 12% of total, completed as of year-end. Waste and tailings dump construction is progressing on schedule with completion expected in Q3 2023 ◦ Completion of the on-site concrete batch plant and mobilization of the civil works contractor occurred subsequent to year-end with first foundations poured in February 2023 ◦ Approximately 55% of planned capital expenditures were under contract as of year- end, up from approximately 30% at the end of Q3 2022. An additional 25% of Feasibility Study capital expenditures remain in various stages of tendering or negotiation. Consistent with Q3 2022 project capital forecasts, total planned capital expenditures remain within 12% of pre-contingency Feasibility Study as of year-end ◦ In partnership with The National Service for Industrial Training, a Brazilian non-profit organization focused on improving the competitiveness of Brazil's manufacturing sector through technical and vocational education, the Company commenced comprehensive training programs within the city of Tucumã and surrounding communities to further develop skills within the local community that are expected to support the development and operation of the Tucumã Project • During the quarter, the Company's Pilar 3.0 initiative was significantly bolstered by the success of Project Honeypot as reflected in the Caraíba Operations' 2022 Strategic Life-of-Mine ("LOM") Plan (the "2022 LOM Plan") (please refer to press release dated November 7, 2022). Project Honeypot, an engineering initiative focused on recovering higher-grade material in the upper levels of the Pilar Mine, is one of three projects that together are expected to enable the creation of a two-mine system at the Pilar Mine. The other two components of Pilar 3.0 include (i) construction of a new external shaft to access the Deepening Extension Zone and (ii) an expansion of the Caraíba mill to 4.2 million tonnes per annum ◦ The addition of Project Honeypot into the LOM Plan drove a significant increase to the Caraíba Operations' estimated mineral resources, mineral reserves and mine life, allowing the Company to defer the delivery date of the new external shaft by approximately nine months without impacting expected copper production ◦ Construction of the new external shaft continued to advance well against the revised timeline with physical completion at approximately 20% as of year-end and approximately 35% of planned capital expenditures under contract or in the final stages of negotiation. Based upon current capital expenditure forecasts which reflect additional supplier and contractor quotes, construction of the new external shaft remains within 5% of budget ◦ The Caraíba mill expansion remains on schedule with completion expected in Q4 2023 Ero Copper Corp. December 31, 2022 MD&A | Page 4

1 3 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 Events subsequent to year-end 2022 continue to bolster the Company's financial position • Subsequent to year-end, the Company entered into a zero-cost collar program on 3,000 tonnes of copper per month for February through December of 2023. The collars establish a floor price at $3.50 per pound of copper on total hedged volumes of 33,000 tonnes of copper, representing approximately 75% of full-year production volumes. The program protects a meaningful portion of the Company's revenue at the Company's 2023 budget copper price which was used for capital, cash flow and liquidity planning purposes, while providing upside to increases in the copper price up to a cap of $4.76 per pound - within 5% of the all-time high copper price. The hedge contracts are financially settled on a monthly basis. • In January 2023, the Company closed its amended senior secured revolving credit facility (the "Amended Senior Credit Facility"), increasing its capacity from $75.0 million to $150.0 million and extending the maturity from March 2025 to December 2026. The Company also achieved improved terms on the Amended Credit Facility, including a 25 basis point reduction to the applicable margin on drawn funds and reduced standby fees on undrawn commitments. Ero Copper Corp. December 31, 2022 MD&A | Page 5

1 4 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 REVIEW OF OPERATIONS The Caraíba Operations Copper 2022 - Q4 2022 - Q3 2021 - Q4 2022 2021 Ore processed (tonnes) 745,850 720,725 646,319 2,864,230 2,370,571 Grade (% Cu) 1.84 1.68 2.01 1.76 2.08 Recovery (%) 92.3 92.2 92.7 91.9 92.4 Cu Production (tonnes) 12,664 11,189 11,918 46,371 45,511 Cu Production (lbs) 27,918,071 24,668,985 26,274,572 102,229,718 100,333,448 Concentrate grade (% Cu) 33.9 33.6 33.2 33.4 34.0 Concentrate sales (tonnes) 36,865 32,143 35,996 140,133 133,122 Cu Sold in concentrate (tonnes) 13,301 10,522 12,393 46,816 45,717 Cu Sold in concentrate (lbs) 29,323,118 23,197,347 27,320,802 103,211,464 100,788,419 C1 cash cost of copper produced (per lb) $ 1.41 $ 1.46 $ 0.96 $ 1.36 $ 0.77 The Caraíba Operations delivered record full-year copper production of 46,371 tonnes in concentrate following strong year-end operating performance driven by the addition of high-grade Project Honeypot stopes to the Q4 2022 production plan. Higher mined and processed grades during Q4 2022 resulted in copper production for the period of 12,664 tonnes, representing a quarter-on-quarter increase of approximately 13%. Processed tonnage also increased during the quarter following the completion of planned maintenance on the Pilar Mine's material handling and transport system, contributing to a year-on-year increase in mill throughput for the full-year of nearly 500,000 tonnes of ore. Mined ore production in Q4 2022 included: • Pilar: 454,497 tonnes grading 1.77% copper (vs. 433,245 tonnes grading 1.74% copper in Q3 2022) • Vermelhos: 234,778 tonnes grading 2.21% copper (vs. 238,217 tonnes grading 1.96% copper in Q3 2022) • Surubim: 99,870 tonnes grading 0.43% copper (vs. 24,119 tonnes grading 0.68% copper in Q3 2022) Contributions from the three mines resulted in total ore mined during the period of 802,466 tonnes grading 1.71% copper (as compared to 695,581 tonnes grading 1.77% copper in Q3 2022). During Q4 2022, 745,850 tonnes of ore grading 1.84% copper were processed, resulting in production of 12,664 tonnes of copper after average metallurgical recoveries of 92.3%. Total 2022 processed volumes of 2,864,230 tonnes grading 1.76% copper resulted in record copper production of 46,371 tonnes after average metallurgical recoveries of 91.9%. C1 cash costs at the Caraíba Operations during the quarter were $1.41 per pound of copper produced, bringing full-year C1 cash costs to $1.36 per pound of copper produced. Lower Q4 2022 C1 cash costs compared to the prior period reflect (i) the impact of higher processed copper grades and (ii) the completion of planned maintenance on the Pilar Mine's material handling and transport system which drove increased trucking of ore and waste to accommodate temporarily reduced shaft availability Ero Copper Corp. December 31, 2022 MD&A | Page 6

during Q3 2022. Despite improved Q4 2022 operating cost performance, C1 cash costs for the quarter and full-year continued to be impacted by (i) inflation in the cost of key consumables and (ii) a higher allocation of concentrate sales to the international market.

In 2023, the Caraíba Operations are expected to produce 44,000 to 47,000 tonnes of copper in concentrate with higher mill throughput levels expected towards the end of the year following the anticipated completion of the Caraíba mill expansion in Q4 2023. As a result, copper production is expected to be slightly weighted towards H2 2023 with Q1 2023 expected to contribute the lowest amount of production of the year due to planned stope sequencing driving lower anticipated processed copper grades.

The Company's 2023 C1 cash cost guidance range for the Caraíba Operations of $1.40 to $1.60 per pound of copper produced reflects (i) sales allocation of 100% of copper concentrate produced to the international market and (ii) elevated consumable cost input assumptions based on Q4 2022 consumable pricing. Q1 2023 C1 cash costs are expected to be slightly above the full-year guidance range due to the impact of lower anticipated copper grades and production during the quarter.

The Company will continue to review sales channel allocations throughout the year as its domestic customer progresses through a financial restructuring that commenced in Q4 2022. A resumption of domestic sales has the potential to lower concentrate sales costs.

Exploration activities during Q4 2022 continued to focus on infill drilling and resource conversion programs as well as the identification and testing of (i) in-mine extensions of mineralization within the Pilar and Vermelhos Mines, (ii) extensions of nickel mineralization identified within the Umburana System and (iii) regional copper exploration target testing. For additional information on the Company's nickel program, including recent Umburana System drill results, please see the Company's press release dated September 29, 2022.

The Xavantina Operations

Gold	2022 - Q4	2022 - Q3	2021 - Q4	2022	2021
Ore mined (tonnes)	**39,755**	42,747	47,159	**189,783**	171,581
Ore processed (tonnes)	**39,715**	42,747	47,159	**189,743**	171,581
Head grade (grams per tonne Au)	**10.17**	8.55	6.24	**7.61**	7.27
Recovery (%)	**90.7**	93.3	90.3	**92.0**	94.2
Gold ounces produced (oz)	**11,786**	10,965	8,544	**42,669**	37,798
Silver ounces produced (oz)	**7,050**	7,487	5,859	**27,885**	25,031
Gold sold (oz)	**10,583**	12,907	7,779	**41,951**	37,437
Silver sold (oz)	**7,123**	8,246	5,938	**27,876**	25,285
Realized gold price (per oz)[1]	**$ 1,750**	$ 1,739	$ 1,784	**$ 1,807**	$ 1,783
C1 cash cost of gold produced (per oz)	**$ 445**	$ 537	$ 582	**$ 560**	$ 525
AISC of gold produced (per oz)	**$ 1,096**	$ 1,135	$ 910	**$ 1,124**	$ 732

(1) Realized Au price includes the effect of ounces sold under the stream arrangement with Royal Gold. See "Realized Gold Price" section of "Non-IFRS Measures" for detail.

15

Ero Copper Annual Report 2022

1 6 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 The Xavantina Operations achieved record quarterly and full-year production of 11,786 and 42,669 ounces of gold, respectively, surpassing 2022 production guidance of 39,000 to 42,000 ounces. Higher processed gold grades of 10.17 grams per tonne during Q4 2022, representing an increase in processed grades of approximately 20% compared to Q3 2022, resulted in production of 11,786 ounces of gold and 7,050 ounces of silver (as by-product) from total mill feed of 39,715 tonnes and after metallurgical recoveries of 90.7%. Full-year gold production increased approximately 13% compared to 2021 due to higher mill throughput as well as higher mined and processed gold grades. Tonnes processed in 2022 totaled 189,743 at an average grade of 7.61 grams per tonne, producing 42,669 ounces of gold and 27,885 ounces of silver produced as by-product after metallurgical recoveries of 92.0%. C1 cash costs and AISC at the Xavantina Operations Q4 2022 were $445 and $1,096, respectively, per ounce of gold produced, bringing full-year C1 cash costs and AISC to $560 and $1,124, respectively, per ounce of gold produced (see Non-IFRS Measures). The Company expects to produce 50,000 to 53,000 ounces of gold at the Xavantina Operations in 2023 with production expected to be lowest in Q1 2023 and slightly weighted towards H2 2023 due to higher mill throughput levels following the expected commencement of production from the Matinha vein during H2 2023. The Xavantina Operations' 2023 C1 cash cost guidance range of $475 to $575 per ounce of gold produced reflects the impact of significantly higher anticipated mined and processed gold grades in 2023 compared to 2022, partially offset by elevated consumable cost assumptions reflecting Q4 2022 consumable pricing. The Company's AISC guidance range for 2023 is $725 to $825 per ounce of gold produced. Exploration activities at the Xavantina Operations during the quarter continued to focus on testing extensions of the Matinha and Santo Antônio veins, which remain open for further extension. Infill drilling during the quarter also confirmed continuity of high grades within mining areas planned for the next three years. Ero Copper Corp. December 31, 2022 MD&A | Page 8

1 7 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 2023 Guidance The Caraíba Operations The Company expects to produce 44,000 to 47,000 tonnes of copper in concentrate at the Caraíba Operations at an average C1 cash cost between $1.40 and $1.60 per pound of copper produced. The guidance is based on total ore processed of approximately 3.3 million tonnes, average processed copper grades of approximately 1.50% and an average metallurgical recovery of 91.5%. Processed totals are expected to be comprised of: • 1.9 million tonnes grading 1.60% copper from the Pilar Mine; • 850,000 tonnes grading 1.75% copper from the Vermelhos Mine; and • 550,000 tonnes grading 0.70% copper from the Surubim Mine. For the full year, copper production is expected to be slightly weighted towards H2 2023 due to higher mill throughput levels at the end of the year following the completion of the Caraíba mill expansion, expected in Q4 2023. Copper production in Q1 2023 is expected to be the lowest of the year driven by planned stope sequencing. The Company's 2023 C1 cash cost guidance range for the Caraíba Operations of $1.40 to $1.60 per pound of copper produced reflects (i) sales allocation of 100% of copper concentrate produced to the international market and (ii) elevated consumable cost input assumptions based on Q4 2022 consumable pricing. Q1 2023 C1 cash costs are expected to be slightly above the full-year guidance range due to the impact of lower anticipated copper grades and production during the quarter. The Company will continue to review sales channel allocations throughout the year as its domestic customer progresses through a financial restructuring that commenced in Q4 2022. A resumption of domestic sales has the potential to lower concentrate sales costs. The Xavantina Operations 2023 gold production at the Xavantina Operations is expected to be 50,000 to 53,000 ounces at average C1 cash costs between $475 to $575 per ounce of gold produced and all-in sustaining costs ("AISC") between $725 and $825 per ounce of gold produced assuming key consumables remain at elevated Q4 2022 levels for the duration of 2023. The Xavantina Operations is expected to process approximately 175,000 tonnes of ore, average gold grades of approximately 10.00 gpt and average metallurgical recoveries of 92.0%. Gold production is also expected to be lowest in Q1 2023 with full-year gold production expected to be slightly weighted towards H2 2023 due to higher mill throughput levels following the expected commencement of production from the Matinha vein during H2 2023. 2023 Exploration Objectives The Company expects to spend a consolidated $31 to $41 million on exploration across its operations for the full year. The primary objectives of these programs are: • At the Caraíba Operations, the Company expects to spend a total of $22 to $27 million during the full year. Exploration objectives include (i) delineating extensions of nickel mineralization identified within the Umburana system, (ii) drill testing additional regional nickel and copper Ero Copper Corp. December 31, 2022 MD&A | Page 9

1 8 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 targets throughout the Curaçá Valley and (iii) extending high-grade mineralization within the Pilar and Vermelhos Mines. • At the Xavantina Operations, the Company expects to spend a total of $6 to $7 million during the full year. Exploration objectives include testing extensions of the Santo Antonio and Matinha veins to depth and drill testing extensions of the primary shear-zone that hosts the Xavantina Mine. • At the Tucumã Project, the Company expects to spend less than $1 million during the year to further test extensions of near-mine mineralization. • The Company has several ongoing strategic exploration initiatives throughout Brazil and is actively pursuing exploration-stage opportunities in the states of Mato Grosso and Pará. In 2023, the Company expects to spend between $3 and $5 million on these initiatives. 2023 Production and Cost Guidance The Company's cost guidance for 2023 assumes a USD:BRL foreign exchange rate of 5.30, a gold price of $1,725 per ounce and a silver price of $20.00 per ounce. 2023 Guidance The Caraíba Operations Copper Production (tonnes) 44,000 - 47,000 C1 Cash Cost Guidance (US$/lb)(1) $1.40 - $1.60 The Xavantina Operations Au Production (ounces) 50,000 - 53,000 C1 Cash Cost Guidance (US$/oz)(1) $475 - $575 All-in Sustaining Cost (AISC) Guidance (US$/oz)(1) $725 - $825 Note: Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s Annual Information Form for the year ended December 31, 2022 (the "AIF") and Management of Risks and Uncertainties in this MD&A for complete risk factors. (1) C1 cash costs of copper produced (per lb), C1 cash costs of gold produced (per ounce), and AISC are non-IFRS measures – Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A for a discussion of non-IFRS measures. Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Ero Copper Corp. December 31, 2022 MD&A | Page 10

1 9 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 targets throughout the Curaçá Valley and (iii) extending high-grade mineralization within the Pilar and Vermelhos Mines. • At the Xavantina Operations, the Company expects to spend a total of $6 to $7 million during the full year. Exploration objectives include testing extensions of the Santo Antonio and Matinha veins to depth and drill testing extensions of the primary shear-zone that hosts the Xavantina Mine. • At the Tucumã Project, the Company expects to spend less than $1 million during the year to further test extensions of near-mine mineralization. • The Company has several ongoing strategic exploration initiatives throughout Brazil and is actively pursuing exploration-stage opportunities in the states of Mato Grosso and Pará. In 2023, the Company expects to spend between $3 and $5 million on these initiatives. 2023 Production and Cost Guidance The Company's cost guidance for 2023 assumes a USD:BRL foreign exchange rate of 5.30, a gold price of $1,725 per ounce and a silver price of $20.00 per ounce. 2023 Guidance The Caraíba Operations Copper Production (tonnes) 44,000 - 47,000 C1 Cash Cost Guidance (US$/lb)(1) $1.40 - $1.60 The Xavantina Operations Au Production (ounces) 50,000 - 53,000 C1 Cash Cost Guidance (US$/oz)(1) $475 - $575 All-in Sustaining Cost (AISC) Guidance (US$/oz)(1) $725 - $825 Note: Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s Annual Information Form for the year ended December 31, 2022 (the "AIF") and Management of Risks and Uncertainties in this MD&A for complete risk factors. (1) C1 cash costs of copper produced (per lb), C1 cash costs of gold produced (per ounce), and AISC are non-IFRS measures – Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A for a discussion of non-IFRS measures. Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Ero Copper Corp. December 31, 2022 MD&A | Page 10 2023 Capital Expenditure Guidance The Company's capital expenditure guidance for 2023 assumes a USD:BRL foreign exchange rate of 5.30 and has been presented below in USD millions. 2023 Guidance Caraíba Operations Growth $80 - $90 Sustaining $65 - $75 Exploration $22 - $27 Total, Caraíba Operations $167 - $192 Tucumã Project Growth $150 - $165 Sustaining $0 Exploration $0 - $1 Total, Tucumã Project $150 - $166 Xavantina Operations Growth $4 - $5 Sustaining $12 - $14 Exploration $6 - $7 Total, Xavantina Operations $22 - $26 Other Exploration Projects $3 - $5 Company Total Growth $234 - $260 Sustaining $77 - $89 Exploration $31 - $40 Total, Company $342 - $389 Ero Copper Corp. December 31, 2022 MD&A | Page 11

2 0 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 REVIEW OF FINANCIAL RESULTS The following table provides a summary of the financial results of the Company for Q4 2022 and Q4 2021. Tabular amounts are in thousands of US dollars, except share and per share amounts. Three months ended December 31, Notes 2022 2021 Revenue 1 $ 116,667 $ 134,869 Cost of sales 2 (63,953) (50,506) Gross profit 52,714 84,363 Expenses General and administrative 3 (14,049) (12,252) Share-based compensation (4,123) (981) Income before the undernoted 34,542 71,130 Finance income 5,041 964 Finance expense 4 (12,290) (2,296) Foreign exchange gain (loss) 5 4,569 (4,419) Other expenses (1,850) (639) Income before income taxes 30,012 64,740 Income tax expense Current (7,146) (6,372) Deferred (394) 1,844 6 (7,540) (4,528) Net income for the period $ 22,472 $ 60,212 Other comprehensive gain (loss) Foreign currency translation gain (loss) 7 23,398 (10,474) Comprehensive income $ 45,870 $ 49,738 Net income per share attributable to owners of the Company Basic $ 0.24 $ 0.67 Diluted $ 0.24 $ 0.65 Weighted average number of common shares outstanding Basic 91,522,358 89,637,768 Diluted 92,551,916 91,727,452 Ero Copper Corp. December 31, 2022 MD&A | Page 12

2 1 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 Notes: 1. Revenues from copper sales in Q4 2022 was $98.3 million (Q4 2021 - $119.9 million) on sale of 29.3 million lbs of copper (Q4 2021 - 27.3 million lbs). The decrease in revenues was primarily attributed to lower coppers prices. Revenues from gold sales in Q4 2022 was $18.4 million (Q4 2021 - $14.9 million) on sale of 10,583 ounces of gold (Q4 2021 - 7,779 ounces) at an average realized price of $1,750 per ounce (Q4 2021 - $1,784 per ounce). The increase in revenues was primarily attributable to higher sales volume, partially offset by lower realized prices than in the comparative quarter. 2. Cost of sales for Q4 2022 from copper sales was $55.5 million (Q4 2021 - $43.6 million) which primarily comprised of $12.8 million (Q4 2021 - $11.6 million) in depreciation and depletion, $11.7 million (Q4 2021 - $11.2 million) in salaries and benefits, $10.7 million (Q4 2021 - $6.8 million) in materials and consumables, $7.7 million (Q4 2021 - $4.7 million) in contracted services, $7.0 million (Q4 2021 - $4.8 million) in maintenance costs, $2.7 million (Q4 2021 - $2.3 million) in utilities, and $2.6 million (Q4 2021 - $2.0 million) in sales expenses. The increase in cost of sales in Q4 2022 as compared to Q4 2021 was primarily attributable to overall inflationary pressure on materials and consumables, such as fuel, steel and concrete costs, spare parts, as well as higher depreciation and depletion due to an increase in asset base compared to the same quarter of the prior year. Cost of sales for Q4 2022 from gold sales was $8.5 million (Q4 2021 - $6.9 million) which primarily comprised of $3.5 million (Q4 2021 - $2.0 million) in depreciation and depletion, $1.5 million (Q4 2021 - $1.6 million) in salaries and benefits, $1.4 million (Q4 2021 - $1.3 million) in contracted services, $1.0 million (Q4 2021 - $0.8 million) in materials and consumables, $0.5 million (Q4 2021 - $0.5 million) in utilities, and $0.3 million (Q4 2021 - $0.4 million) in maintenance costs. The increase in cost of sales in Q4 2022 as compared to Q4 2021 is primarily attributable to a 36% increase in gold ounces sold, overall inflationary pressure on costs, as well as higher depreciation and depletion attributed to an increase in depreciable asset base. 3. General and administrative expenses for Q4 2022 was primarily comprised of $6.3 million (Q4 2021 - $6.0 million) in salaries and consulting fees, $2.5 million (Q4 2021 - $1.9 million) in office and administration expenses, $3.3 million (Q4 2021 - $3.0 million) in incentive payments, $0.7 million (Q4 2021 - $0.4 million) in accounting and legal costs, and $1.2 million (Q4 2021 - $0.9 million) in other costs. The increase in general and administrative expenses was mainly attributed to an increase in salaries and consulting fees, travelling and administrative activities to support overall growth in operations. 4. Finance expense for Q4 2022 was $12.3 million (Q4 2021 - $2.3 million) and is primarily comprised of interest on loans and borrowings of $5.2 million (Q4 2021 - $0.6 million), accretion of deferred revenue of $0.8 million (Q4 2021 - $0.9 million), accretion of asset retirement obligations of $0.5 million (Q4 2021 - $0.4 million), lease interest of $0.2 million (Q4 2021 - $0.1 million), and other finance expense of $5.5 million (Q4 2021 - $0.9 million), which included a $3.3 million expected credit loss provision in relation to payment arrangement with one of the Company's customers in Brazil, Paranapanema S/A ("PMA"). In addition, $1.9 million (Q4 2021 - $nil) in interest was capitalized to projects in progress. The overall increase in finance expense in Q4 2022 as compared to Q4 2021 is primarily attributable to overall higher debt levels with the issuance of Senior Notes (as defined below) in February 2022. 5. Foreign exchange gain for Q4 2022 was $4.6 million (Q4 2021 - $4.4 million loss). This amount is primarily comprised of unrealized foreign exchange gain on derivative contracts of $3.0 million (Q4 2021 - $3.3 million gain), foreign exchange gain on USD denominated debt of $1.0 million (Q4 2021 - $1.6 million loss) in MCSA for which the functional currency is the BRL, other foreign exchange gains of $0.5 million (Q4 2021 - $0.1 million gains), and realized foreign exchange gain on derivative contracts of $0.1 million (Q4 2021 - $6.2 million loss). The foreign exchange gains were primarily a result of a strengthening of BRL against USD at the end of Q4 2022 as compared to the prior quarter. The foreign exchange gain on unrealized derivative contracts are a result of mark-to-market calculations at period end. 6. In Q4 2022, the Company recognized $7.5 million in income tax expense (Q4 2021 - $4.5 million), primarily as a result of increase in non-deductible expenses and increase in withholding tax on intercompany interest and dividends. 7. The foreign currency translation gain is a result of a strengthening of the BRL against the USD during Q4 2022, which strengthened from approximately 5.41 BRL per US dollar at the beginning of Q4 2022 to approximately 5.22 BRL per US dollar by the end of the quarter, when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements. Ero Copper Corp. December 31, 2022 MD&A | Page 13

2 2 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 The following table provides a summary of the financial results of the Company for Fiscal 2022 and 2021. Tabular amounts are in thousands of US dollars, except share and per share amounts. Year ended December 31, Notes 2022 2021 2020 Revenue 1 $ 426,392 $ 489,915 $ 324,076 Cost of sales 2 (239,217) (171,057) (135,939) Gross profit 187,175 318,858 188,137 Expenses General and administrative 3 (49,459) (38,846) (27,927) Share-based compensation (7,931) (7,848) (9,064) Income before the undernoted 129,785 272,164 151,146 Finance income 10,295 2,991 1,346 Finance expense 4 (33,223) (12,159) (15,449) Foreign exchange gain (loss) 5 19,910 (21,968) (79,805) NX Gold stream transaction fees — (1,219) — Recovery of value added taxes 6 — — 8,886 Other expenses (384) (2,889) (4,701) Income before income taxes 126,383 236,920 61,423 Income tax expense Current (15,043) (22,428) (9,675) Deferred (8,273) (11,860) 750 6 (23,316) (34,288) (8,925) Net income for the period $ 103,067 $ 202,632 $ 52,498 Other comprehensive gain (loss) Foreign currency translation gain (loss) 7 29,897 (24,252) (49,553) Comprehensive income $ 132,964 $ 178,380 $ 2,945 Net income per share attributable to owners of the Company Basic $ 1.12 $ 2.27 $ 0.60 Diluted $ 1.10 $ 2.21 $ 0.56 Weighted average number of common shares outstanding Basic 90,789,925 88,602,367 86,368,535 Diluted 92,170,656 90,963,452 92,213,628 Ero Copper Corp. December 31, 2022 MD&A | Page 14

2 3 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 Notes: 1. Revenues from copper sales in Fiscal 2022 was $351.4 million (Fiscal 2021 - $424.0 million), which included the sale of 103,211,464 lbs of copper compared to 100,788,419 lbs of copper for Fiscal 2021. The decrease in revenues is primarily attributed to lower copper prices. Revenue in YTD 2022 also included $6.0 million of copper concentrates acquired from one of the Company's customers to settle accounts receivables in arrears and sold to a different customer. Revenues from gold sales in Fiscal 2022 was $75.0 million (Fiscal 2021 - $66.0 million), which included the sale of 41,951 ounces of gold at a realized price of $1,807 per ounce, compared to 37,437 ounces of gold sold at a realized price of $1,783 per ounce in for Fiscal 2021. The increase in revenues was attributable to both higher sales volume and higher realized prices compared to the prior year. 2. Cost of sales for Fiscal 2022 from copper sales was $202.3 million (Fiscal 2021 - $142.9 million) which primarily consisted of $47.1 million (Fiscal 2021 - $39.2 million) in depreciation and depletion, $42.2 million (Fiscal 2021 - $33.2 million) in salaries and benefits, $36.0 million (Fiscal 2021 - $22.8 million) in materials and consumables, $25.9 million (Fiscal 2021 - $15.5 million) in contracted services, $24.3 million (Fiscal 2021 - $16.4 million) in maintenance costs, $10.6 million (Fiscal 2021 - $8.5 million) in utilities and $8.9 million (Fiscal 2021 - $6.7 million) in sales expenses. The increase in cost of sales was primarily attributed to a 21% increase in tonnes milled, a 4.5% stronger BRL against the USD compared to last year, as well as overall inflationary pressure on costs such as labour, materials and consumables. Cost of sales in YTD 2022 also included $6.1  million of copper concentrates acquired from one of the Company's customers to settle accounts receivables in arrears. Cost of sales for Fiscal 2022 from gold sales was $36.9 million (Fiscal 2021- $28.2 million) which primarily comprised of $11.6 million (Fiscal 2021 - $7.8 million) in depreciation and depletion, $8.0 million (Fiscal 2021 - $6.3 million) in salaries and benefits, $6.3 million (Fiscal 2021 - $5.8 million) in contracted services, $5.9 million (Fiscal 2021 - $3.6 million) in materials and consumables, $2.4 million (Fiscal 2021 - $2.2 million) in utilities, and $2.0 million (Fiscal 2021 - $1.7 million) in maintenance costs. The increase in cost of sales was primarily attributed to strengthening of the BRL against the USD and overall inflationary pressure on costs. 3. General and administrative expenses for Fiscal 2022 was primarily comprised of $24.3 million (Fiscal 2021 - $20.2 million) with respect to salaries and consulting fees, $9.3 million (Fiscal 2021 - $5.9 million) in office and administrative expenses, $8.2 million (Fiscal 2021 - $7.1 million) in incentive payments, $4.9 million (Fiscal 2021 - $3.7 million) in other general and administrative expenses, and $2.4 million (Fiscal 2021 - $1.6 million) in accounting and legal fees. The increase in general and administrative expenses in Fiscal 2022 was primarily attributable to increases in salaries, consulting fees and administrative activities to support overall growth in operations. 4. Finance expense for Fiscal 2022 was $33.2 million (Fiscal 2021 - $12.2 million) and was primarily comprised of interest on loans at the corporate head office of $20.4 million (Fiscal 2021 - $5.2 million), accretion of deferred revenue of $3.4 million (Fiscal 2021 - $1.5 million), accretion of the asset retirement obligations of $2.2 million (Fiscal 2021 - $1.1 million), other finance expense of $7.4 million (Fiscal 2021 - $4.5 million), and lease interest of $0.7 million (Fiscal 2021 - $0.4 million), partially offset by gain on interest rate swap derivatives of $0.9 million (Fiscal 2021 - $0.5 million gain). In addition, $6.2 million (Fiscal 2021 - nil) in interest was capitalized to projects in progress. The overall increase in finance expense was primarily attributable to overall higher debt levels with the issuance of Senior Notes in February 2022, as well as a $3.3 million expected credit loss provision recognized in other finance expense in relation to payment arrangement with PMA. 5. Foreign exchange gain for Fiscal 2022 was $19.9 million (Fiscal 2021 - $22.0 million loss). This amount was primarily comprised of a foreign exchange gain on unrealized derivative contracts of $33.1 million (Fiscal 2021 - $3.9 million) and a foreign exchange gain on USD denominated debt of $3.9 million (Fiscal 2021 - $5.4 million loss) in MCSA for which the functional currency is the BRL, partially offset by realized foreign exchange loss on derivative contracts of $12.5 million (Fiscal 2021 - $22.2 million) and other foreign exchange losses of $4.6 million (Fiscal 2021 - $1.7 million gains). The fluctuation in foreign exchange gains/losses were primarily a result of increased volatility of the USD/BRL foreign exchange rates. During Fiscal 2022, the BRL strengthened 7.0% against the USD. The foreign exchange gains/losses on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates. 6. In Fiscal 2022, the Company recognized a $23.3 million income tax expense (Fiscal 2021 - income tax expense of $34.3 million), The decrease was primarily as a result of a decrease in income before income taxes, partially offset by increase in non-deductible expenses and increase in withholding tax on intercompany interest and dividends. Ero Copper Corp. December 31, 2022 MD&A | Page 15

2 4 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 7. The foreign currency translation income is a result of the strengthening of the BRL against the USD during Fiscal 2022 when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements. SUMMARY OF QUARTERLY RESULTS The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts. Selected Financial Information Dec. 31,(1) Sep. 30,(2) Jun. 30,(3) Mar. 31,(4) Dec. 31,(5) Sep. 30,(6) Jun. 30,(7) Mar. 31, 2022 2022 2022 2022 2021 2021 2021 2021 Revenue $ 116.7 $ 85.9 $ 114.9 $ 108.9 $ 134.9 $ 111.8 $ 120.7 $ 122.5 Cost of sales $ (64.0) $ (63.1) $ (64.3) $ (47.9) $ (50.5) $ (37.0) $ (35.3) $ (39.7) Gross profit $ 52.7 $ 22.8 $ 50.7 $ 61.0 $ 84.4 $ 68.0 $ 83.7 $ 82.8 Net income for period $ 22.5 $ 4.0 $ 24.1 $ 52.5 $ 60.2 $ 26.4 $ 84.0 $ 32.1 Income per share attributable to the owners of the Company - Basic $ 0.24 $ 0.04 $ 0.26 $ 0.58 $ 0.67 $ 0.29 $ 0.95 $ 0.36 - Diluted $ 0.24 $ 0.04 $ 0.26 $ 0.57 $ 0.65 $ 0.28 $ 0.89 $ 0.34 Weighted average number of common shares outstanding - Basic 91,522,358 90,845,229 90,539,647 90,238,008 89,637,768 88,449,567 88,251,995 88,064,312 - Diluted 92,551,916 91,797,437 91,850,321 92,050,104 91,727,452 93,255,615 93,314,274 92,902,306 Notes: 1. During Q4 2022, the Company recognized net income of $22.5 million compared to $4.0 million in the preceding quarter. The increase was primarily attributable to a $29.9 million increase in gross profit as a result of 13% increase in copper production, partially offset by higher share-based payment expenses and a $3.3 million expected credit loss provision recognized in relation to payment arrangement with PMA. 2. During Q3 2022, the Company recognized net income of $4.0 million compared to $24.1 million in the preceding quarter. The decrease was primarily attributable to a $27.9 million decrease in gross profit as a result of 12% lower production, reduced copper and gold realized prices, and provisional pricing adjustments on copper concentrate sold in the prior quarter. 3. During Q2 2022, the Company recognized net income of $24.1 million compared to $52.5 million in the preceding quarter. The decrease was primarily attributable to volatility in foreign exchange gains or losses driven by the strengthening of the BRL against the USD in the quarter, which resulted in $3.3 million of foreign exchange losses compared to $18.7 million of foreign exchange gains in the preceding quarter and a $10.3 million decrease in gross profit as a result of reduced copper and gold realized prices and overall inflationary pressure on cost of sales. The increase in copper produced and sold was mostly offset by a provisional pricing adjustment. 4. During Q1 2022, the Company recognized net income of $52.5 million compared to $60.2 million in the preceding quarter. The decrease was primarily attributable to a $23.4 million decrease in gross profit as a result of reduced copper and gold sales volume, and overall inflationary pressure on cost of sales. Production and throughput for the quarter was adversely impacted by employee absenteeism due to COVID-19 and the seasonal influenza virus. The decrease in gross profit was partially offset by foreign exchange gains driven by the strengthening of the BRL against the USD in the Ero Copper Corp. December 31, 2022 MD&A | Page 16

2 5 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 7. The foreign currency translation income is a result of the strengthening of the BRL against the USD during Fiscal 2022 when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements. SUMMARY OF QUARTERLY RESULTS The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts. Selected Financial Information Dec. 31,(1) Sep. 30,(2) Jun. 30,(3) Mar. 31,(4) Dec. 31,(5) Sep. 30,(6) Jun. 30,(7) Mar. 31, 2022 2022 2022 2022 2021 2021 2021 2021 Revenue $ 116.7 $ 85.9 $ 114.9 $ 108.9 $ 134.9 $ 111.8 $ 120.7 $ 122.5 Cost of sales $ (64.0) $ (63.1) $ (64.3) $ (47.9) $ (50.5) $ (37.0) $ (35.3) $ (39.7) Gross profit $ 52.7 $ 22.8 $ 50.7 $ 61.0 $ 84.4 $ 68.0 $ 83.7 $ 82.8 Net income for period $ 22.5 $ 4.0 $ 24.1 $ 52.5 $ 60.2 $ 26.4 $ 84.0 $ 32.1 Income per share attributable to the owners of the Company - Basic $ 0.24 $ 0.04 $ 0.26 $ 0.58 $ 0.67 $ 0.29 $ 0.95 $ 0.36 - Diluted $ 0.24 $ 0.04 $ 0.26 $ 0.57 $ 0.65 $ 0.28 $ 0.89 $ 0.34 Weighted average number of common shares outstanding - Basic 91,522,358 90,845,229 90,539,647 90,238,008 89,637,768 88,449,567 88,251,995 88,064,312 - Diluted 92,551,916 91,797,437 91,850,321 92,050,104 91,727,452 93,255,615 93,314,274 92,902,306 Notes: 1. During Q4 2022, the Company recognized net income of $22.5 million compared to $4.0 million in the preceding quarter. The increase was primarily attributable to a $29.9 million increase in gross profit as a result of 13% increase in copper production, partially offset by higher share-based payment expenses and a $3.3 million expected credit loss provision recognized in relation to payment arrangement with PMA. 2. During Q3 2022, the Company recognized net income of $4.0 million compared to $24.1 million in the preceding quarter. The decrease was primarily attributable to a $27.9 million decrease in gross profit as a result of 12% lower production, reduced copper and gold realized prices, and provisional pricing adjustments on copper concentrate sold in the prior quarter. 3. During Q2 2022, the Company recognized net income of $24.1 million compared to $52.5 million in the preceding quarter. The decrease was primarily attributable to volatility in foreign exchange gains or losses driven by the strengthening of the BRL against the USD in the quarter, which resulted in $3.3 million of foreign exchange losses compared to $18.7 million of foreign exchange gains in the preceding quarter and a $10.3 million decrease in gross profit as a result of reduced copper and gold realized prices and overall inflationary pressure on cost of sales. The increase in copper produced and sold was mostly offset by a provisional pricing adjustment. 4. During Q1 2022, the Company recognized net income of $52.5 million compared to $60.2 million in the preceding quarter. The decrease was primarily attributable to a $23.4 million decrease in gross profit as a result of reduced copper and gold sales volume, and overall inflationary pressure on cost of sales. Production and throughput for the quarter was adversely impacted by employee absenteeism due to COVID-19 and the seasonal influenza virus. The decrease in gross profit was partially offset by foreign exchange gains driven by the strengthening of the BRL against the USD in the Ero Copper Corp. December 31, 2022 MD&A | Page 16 quarter, which resulted in $18.7 million of foreign exchange gains compared to $4.4 million of foreign exchange losses in the preceding quarter. 5. During Q4 2021, the Company recognized net income of $60.2 million compared to $26.4 million in the preceding quarter. The increase was primarily attributable to a $16.4 million increase in gross profit as a result of increased copper sales volume, as well as a $15.2 million decrease in foreign exchange losses as the BRL depreciation against the USD was relatively less than the preceding quarter. 6. During Q3 2021, the Company recognized net income of $26.4 million compared to $84.0 million in the preceding quarter, a decrease of $58.7 million primarily due to volatility in foreign exchange gains or losses driven by the weakening of the BRL against the USD in the quarter, resulting in $19.6 million of foreign exchange losses compared to foreign exchange gains of $30.7 million in the preceding quarter. 7. During Q2 2021, the Company recognized $30.7 million in foreign exchange gains. This amount is primarily comprised of foreign exchange gain on unrealized derivative contracts of $29.9 million, foreign exchange gain on USD denominated debt of $10.0 million in MCSA for which the functional currency is the BRL, partially offset by realized foreign exchange loss on derivative contracts of $6.0 million, and other foreign exchange losses of $3.2 million. The foreign exchange gains were primarily a result of a strengthening of BRL against USD in Q2 2021 as compared to the prior quarter. The foreign exchange gains on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates. LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS Liquidity As at December 31, 2022, the Company held cash and cash equivalents of $177.7 million which were primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. In addition, the Company held short- term investments of $139.7 million with reputable financial institutions with maturities greater than three months and less than one year. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations. Cash and cash equivalents have increased by $47.6 million since December 31, 2021. The Company’s cash flows from operating, investing, and financing activities during 2022 are summarized as follows: • Cash from financing activities of $327.3 million, primarily consists of: ◦ $392.0 million of net proceeds from the issuance of $400.0 million in Senior Notes (as defined below) and other loans; ◦ $9.5 million of proceeds from equipment financings; net of: ◦ $55.7 million of repayment in Senior Credit Facility (as defined below); and ◦ $15.4 million of interest paid on loans and borrowings; • Cash from operating activities of $143.4 million, primarily consists of: ◦ $218.6 million of EBITDA (see Non-IFRS Measures); ◦ $3.2 million of additional advances from the NX Gold Precious Metal Purchase Agreement; Ero Copper Corp. December 31, 2022 MD&A | Page 17

2 6 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 net of: ◦ $33.1 million of unrealized gain on foreign exchange hedges; ◦ $12.0 million of derivative contract settlements; ◦ $5.4 million of income taxes paid; and ◦ $18.0 million of net change in non-cash working capital items. Partially offset by: • Cash used in investing activities of $425.8 million, including: ◦ $282.8 million of additions to mineral property, plant and equipment; ◦ $130.0 million in short-term investments, net of interest received; and ◦ $13.0 million of additions to exploration and evaluation assets. In February 2022, the Company issued $400 million aggregate principal amount of senior unsecured notes (the "Senior Notes"). The Company received net proceeds of $392.0 million after transaction costs of $8.0 million. The Senior Notes mature on February 15, 2030 and bear annual interest at 6.5%, payable semi-annually in February and August of each year. As at December 31, 2022, the Company had working capital of $263.3 million and available liquidity of $392.4 million. Capital Resources The Company’s primary sources of capital are comprised of cash from operations, cash and cash equivalents on hand and short-term investments. The Company continuously monitors its liquidity position and capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. Taking into consideration cash flow from existing operations, management believes that the Company has sufficient working capital and financial resources to maintain its planned operations and activities for the foreseeable future. At December 31, 2022, the Company had available liquidity of $392.4 million, including $177.7 million in cash and cash equivalents, $139.7 million in short-term investments and $75.0 million of undrawn availability under its senior secured revolving credit facility ("Senior Credit Facility"). At December 31, 2022, the Senior Credit Facility had a maturity date of March 31, 2025 and included an accordion feature to increase limit from $75.0 million to $100.0 million. The Senior Credit Facility bore interest on a sliding scale at a rate of LIBOR plus 2.25% to 4.25% depending on the Company’s consolidated leverage ratio. Commitment fees for any undrawn portion of the Senior Credit Facility were on a sliding scale between 0.56% to 1.06%. In January 2023, the Senior Credit Facility was further amended to increase its limit from $75.0 million to $150.0 million with maturity extended from March 2025 to December 2026. The Amended Senior Credit Facility will bear interest on a sliding scale of SOFR plus an applicable margin of 2.00% to 4.00% depending on the Company's consolidated leverage ratio. Commitment fees for the undrawn portion of the Amended Senior Credit Facility will also be based on a sliding scale ranging from 0.45% to 0.90%. Ero Copper Corp. December 31, 2022 MD&A | Page 18 In relation to its loans and borrowings, the Company is required to comply with certain financial covenants. As of the date of the consolidated financial statements, the Company is in compliance with these covenants. The loan agreements also contain covenants that could restrict the ability of the Company and its subsidiaries, MCSA, Ero Gold, and NX Gold, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company. Contractual Obligations and Commitments The Company has a precious metals purchase agreement with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., whereby the Company is obligated to sell a portion of its gold production from the Xavantina Operations at contract prices. MANAGEMENT OF RISKS AND UNCERTAINTIES The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board. Credit risk Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at December 31, 2022 and December 31, 2021: December 31, 2022 December 31, 2021 Cash and cash equivalents $ 177,702 $ 130,129 Short-term investments 139,700 — Accounts receivable 10,289 30,704 Note receivable 20,630 — Deposits and other non-current assets 3,985 1,295 $ 352,306 $ 162,128 The Company invests cash and cash equivalents and short-term investments with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. On November 30, 2022, one of the Company's customers in Brazil, PMA, filed for bankruptcy protection due to working capital difficulties after an operational incident in June which resulted in one of their plants being shutdown for 38 days. Preceding the announcement, the Company agreed to restructure PMA's outstanding accounts receivable balance of $23.9 million into a note receivable, guaranteed by certain assets of PMA, with payment terms over Ero Copper Corp. December 31, 2022 MD&A | Page 19

2 7 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 net of: ◦ $33.1 million of unrealized gain on foreign exchange hedges; ◦ $12.0 million of derivative contract settlements; ◦ $5.4 million of income taxes paid; and ◦ $18.0 million of net change in non-cash working capital items. Partially offset by: • Cash used in investing activities of $425.8 million, including: ◦ $282.8 million of additions to mineral property, plant and equipment; ◦ $130.0 million in short-term investments, net of interest received; and ◦ $13.0 million of additions to exploration and evaluation assets. In February 2022, the Company issued $400 million aggregate principal amount of senior unsecured notes (the "Senior Notes"). The Company received net proceeds of $392.0 million after transaction costs of $8.0 million. The Senior Notes mature on February 15, 2030 and bear annual interest at 6.5%, payable semi-annually in February and August of each year. As at December 31, 2022, the Company had working capital of $263.3 million and available liquidity of $392.4 million. Capital Resources The Company’s primary sources of capital are comprised of cash from operations, cash and cash equivalents on hand and short-term investments. The Company continuously monitors its liquidity position and capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. Taking into consideration cash flow from existing operations, management believes that the Company has sufficient working capital and financial resources to maintain its planned operations and activities for the foreseeable future. At December 31, 2022, the Company had available liquidity of $392.4 million, including $177.7 million in cash and cash equivalents, $139.7 million in short-term investments and $75.0 million of undrawn availability under its senior secured revolving credit facility ("Senior Credit Facility"). At December 31, 2022, the Senior Credit Facility had a maturity date of March 31, 2025 and included an accordion feature to increase limit from $75.0 million to $100.0 million. The Senior Credit Facility bore interest on a sliding scale at a rate of LIBOR plus 2.25% to 4.25% depending on the Company’s consolidated leverage ratio. Commitment fees for any undrawn portion of the Senior Credit Facility were on a sliding scale between 0.56% to 1.06%. In January 2023, the Senior Credit Facility was further amended to increase its limit from $75.0 million to $150.0 million with maturity extended from March 2025 to December 2026. The Amended Senior Credit Facility will bear interest on a sliding scale of SOFR plus an applicable margin of 2.00% to 4.00% depending on the Company's consolidated leverage ratio. Commitment fees for the undrawn portion of the Amended Senior Credit Facility will also be based on a sliding scale ranging from 0.45% to 0.90%. Ero Copper Corp. December 31, 2022 MD&A | Page 18 In relation to its loans and borrowings, the Company is required to comply with certain financial covenants. As of the date of the consolidated financial statements, the Company is in compliance with these covenants. The loan agreements also contain covenants that could restrict the ability of the Company and its subsidiaries, MCSA, Ero Gold, and NX Gold, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company. Contractual Obligations and Commitments The Company has a precious metals purchase agreement with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., whereby the Company is obligated to sell a portion of its gold production from the Xavantina Operations at contract prices. MANAGEMENT OF RISKS AND UNCERTAINTIES The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board. Credit risk Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at December 31, 2022 and December 31, 2021: December 31, 2022 December 31, 2021 Cash and cash equivalents $ 177,702 $ 130,129 Short-term investments 139,700 — Accounts receivable 10,289 30,704 Note receivable 20,630 — Deposits and other non-current assets 3,985 1,295 $ 352,306 $ 162,128 The Company invests cash and cash equivalents and short-term investments with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. On November 30, 2022, one of the Company's customers in Brazil, PMA, filed for bankruptcy protection due to working capital difficulties after an operational incident in June which resulted in one of their plants being shutdown for 38 days. Preceding the announcement, the Company agreed to restructure PMA's outstanding accounts receivable balance of $23.9 million into a note receivable, guaranteed by certain assets of PMA, with payment terms over Ero Copper Corp. December 31, 2022 MD&A | Page 19

2 8 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 24 monthly installments beginning in February 2023. The loan bears an annual interest rate equivalent to Brazil's CDI rate of approx. 13%. As a result of the arrangement, the Company recognized a credit loss provision of $3.3 million (2021 - $nil) in other finance expense during the year ended December 31, 2022. The amortized cost of the note receivable, net of the expected credit loss, at December 31, 2022 was $20.6 million, of which $10.2 million is classified as current and $10.4 million as non-current. Liquidity risk Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company. The table below shows the Company's maturity of non-derivative financial liabilities on December 31, 2022: Non-derivative financial liabilities Carrying value Contractual cash flows Up to 12 months 1 - 2 years 3 - 5 years More than 5 years Loans and borrowings (including interest) $ 418,057 $ 612,040 $ 33,366 $ 31,112 $ 82,562 $ 465,000 Accounts payable and accrued liabilities 84,603 84,603 84,603 — — — Other non-current liabilities 4,618 15,632 — 6,295 8,768 569 Leases 10,963 10,963 9,390 667 628 — Total $ 518,241 $ 723,238 $ 127,359 $ 38,074 $ 91,958 $ 465,569 As at December 31, 2022, the Company has made commitments for capital expenditures through contracts and purchase orders amounting to $184.7 million, which are expected to be incurred over a six-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties. The Company also has derivative financial liabilities for foreign exchange collar contracts whose notional amounts and maturity information is disclosed below under foreign exchange currency risk and interest rate risk. Foreign exchange currency risk The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings. Ero Copper Corp. December 31, 2022 MD&A | Page 20

2 9 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 The Company's exposure to foreign exchange currency risk at December 31, 2022 relates to $11.7 million (December 31, 2021 – $7.8 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at December 31, 2022 on $44.6 million of intercompany loan balances (December 31, 2021 - $63.8 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at December 31, 2022 by 10% and 20%, would have increased (decreased) pre-tax net income by $5.5 million and $11.0 million, respectively (December 31, 2021 – $7.0 million and $13.9 million. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the year. The analysis assumes that all other variables, especially interest rates, are held constant. The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At December 31, 2022, the Company has entered into foreign exchange collar contracts at zero cost for notional amounts of $270.0 million (December 31, 2021 - notional amount of $179.5 million) with an average floor rate of 5.12 BRL to US Dollar and an average cap rate of 6.29 BRL to US Dollar. The maturity dates of these contracts are from January 27, 2023 to December 29, 2023 and are financially settled on a net basis. As of December 31, 2022 the Company had contracts with three different counterparties and the fair value of these contracts was a net asset of $3.2 million (December 31, 2021 - $28.7 million), consisting of an asset of $3.1 million included in other current assets and a asset of $0.1 million, included in deposits and other non-current assets in the statement of financial position. The fair value of foreign exchange contracts was determined based on option pricing models, forward foreign exchange rates and information provided by the counter party. The change in fair value of foreign exchange collar contracts was a gain of $33.1 million for the year ended December 31, 2022 (a gain of $3.9 million for the year ended December 31, 2021) and has been recognized in foreign exchange gain (loss). In addition, during the year ended December 31, 2022, the Company recognized a realized loss of $12.5 million (realized loss of $22.2 million for the year ended December 31, 2021) related to the settlement of foreign currency forward collar contracts. Interest rate risk The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid. The Company is principally exposed to interest rate risk through Brazilian Real denominated bank loans of $2.9 million. Based on the Company’s net exposure at December 31, 2022, a 1% change in the variable rates would not materially impact its pre-tax annual net income. Price risk The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. During the year ended December 31, 2022, the Company entered into various swap contracts to mitigate its copper price exposure during the quotational period on provisionally priced sales, resulting in a realized loss of $0.1 million (2021 - $nil) recognized in other expenses. At December 31, 2022, the Company has provisionally priced sales that are exposed to commodity price changes. Based on the Company’s net exposure at December 31, 2022, a 10% change in the price of copper would have an impact of $0.8 million on pre-tax net income. Ero Copper Corp. December 31, 2022 MD&A | Page 21

3 0 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 In January 2023, the Company entered into a copper contracts at zero-cost on 3,000 tonnes of copper per month for February through December of 2023. These copper derivative contracts establish a floor price at $3.50 per pound of copper and a cap price of $4.76 per pound on total hedged volumes of 33,000 tonnes of copper, representing approximately 75% of estimated full-year production volumes. For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s AIF. OTHER FINANCIAL INFORMATION Off-Balance Sheet Arrangements As at December 31, 2022, the Company had no material off-balance sheet arrangements. Outstanding Share Data As of March 7, 2023, the Company had 92,260,300 common shares issued and outstanding. ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES Critical Accounting Judgments and Estimates The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates. The Company’s significant accounting policies and accounting estimates are contained in the Company’s consolidated financial statements for the year ended December 31, 2022. Certain of these policies, such as derivative instruments, deferred revenue, capitalization and depreciation of property, plant and equipment and mining interests, provision for rehabilitation and closure costs, and recovery of income taxes involve critical accounting estimates. Certain of these estimates are dependent on mineral reserves and resource estimates and require management of the Company to make subjective or complex judgments about matters that are inherently uncertain, and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Actual results may differ from these estimates. Management continuously reviews its estimates, judgments and assumptions on an ongoing basis using the most current information available. Revisions to estimates are recognized prospectively. Ero Copper Corp. December 31, 2022 MD&A | Page 22

3 1 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 Capital Expenditures The following table presents capital expenditures at the Company’s operations. Actual 2022 Caraíba Operations Growth $ 63,477 Sustaining 88,356 Exploration 34,786 Deposit on Projects 22,524 Total, Caraíba Operations $ 209,143 Tucumã Project Growth 47,382 Exploration 6,108 Deposit on Projects 5,938 Total, Tucumã Project $ 59,428 Xavantina Operations Growth 3,248 Sustaining 14,487 Exploration 13,038 Total, Xavantina Operations $ 30,773 Corporate and Other Exploration 7,149 Deposit on Projects 6 Total, Corporate and Other $ 7,155 Consolidated Growth $ 114,107 Sustaining 102,843 Exploration 61,081 Deposit on Projects 28,468 Total, Consolidated $ 306,499 Ero Copper Corp. December 31, 2022 MD&A | Page 23

3 2 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), AISC of gold produced (per ounce), realized gold price (per ounce), EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide reconciliations of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements. Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented. C1 Cash Cost of Copper Produced (per lb) C1 cash cost of copper produced (per lb) is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its copper mining segment and is calculated as C1 cash costs divided by total pounds of copper produced during the period. C1 cash costs includes total cost of production, transportation, treatment and refining charges, and certain tax credits relating to sales invoiced to the Company's Brazilian customer on sales, net of by-product credits and incentive payments. C1 cash cost of copper produced per pound is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures. The following table provides a reconciliation of C1 cash cost of copper produced per pound to cost of production, its most directly comparable IFRS measure. Reconciliation: 2022 - Q4 2022 - Q3 2021 - Q4 2022 2021 Cost of production $ 40,067 $ 39,047 $ 30,016 $ 146,292 $ 96,975 Add (less): Transportation costs & other 2,362 2,209 1,998 9,019 6,331 Treatment, refining, and other 4,949 4,198 2,645 15,086 4,093 By-product credits (6,103) (4,929) (6,250) (22,282) (22,983) Incentive payments (1,092) (902) (3,482) (3,914) (5,527) Net change in inventory(1) (861) (3,849) 654 (6,040) (1,697) Foreign exchange translation and other (47) 212 (293) 373 (97) C1 cash costs $ 39,275 $ 35,986 $ 25,288 $ 138,534 $ 77,095 (1) Net change in inventory in the three months ended September 30, 2022 and the year ended December 31, 2022 included $6.1  million of copper concentrates acquired from one of the Company's customers to settle accounts receivables in arrears. Ero Copper Corp. December 31, 2022 MD&A | Page 24 2022 - Q4 2022 - Q3 2021 - Q4 2022 2021 Costs Mining $ 26,433 $ 23,594 $ 18,560 $ 94,086 $ 59,867 Processing 8,033 7,687 6,365 30,155 21,585 Indirect 5,963 5,436 3,968 21,489 14,533 Production costs 40,429 36,717 28,893 145,730 95,985 By-product credits (6,103) (4,929) (6,250) (22,282) (22,983) Treatment, refining and other 4,949 4,198 2,645 15,086 4,093 C1 cash costs $ 39,275 $ 35,986 $ 25,288 $ 138,534 $ 77,095 Costs per pound Payable copper produced (lb, 000) 27,918 24,669 26,275 102,230 100,333 Mining $ 0.95 $ 0.96 $ 0.71 $ 0.92 $ 0.60 Processing $ 0.29 $ 0.31 $ 0.24 $ 0.29 $ 0.22 Indirect $ 0.21 $ 0.22 $ 0.15 $ 0.21 $ 0.14 By-product credits $ (0.22) $ (0.20) $ (0.24) $ (0.22) $ (0.23) Treatment, refining and other $ 0.18 $ 0.17 $ 0.10 $ 0.16 $ 0.04 C1 cash costs of copper produced (per lb) $ 1.41 $ 1.46 $ 0.96 $ 1.36 $ 0.77 C1 Cash Cost of Gold produced (per ounce) and AISC of Gold produced (per ounce) C1 cash cost of gold produced (per ounce) is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its gold mining segment and is calculated as C1 cash costs divided by total ounces of gold produced during the period. C1 cash cost includes total cost of production, net of by-product credits and incentive payments. C1 cash cost of gold produced per ounce is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplemental to IFRS measures. AISC of gold produced (per ounce) is an extension of C1 cash cost of gold produced (per ounce) discussed above and is also a key performance measure used by management to evaluate operating performance of its gold mining segment. AISC of gold produced (per ounce) is calculated as AISC divided by total ounces of gold produced during the period. AISC includes C1 cash costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes. AISC of gold produced (per ounce) is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures. The following table provides a reconciliation of C1 cash cost of gold produced per ounce and AISC of gold produced per ounce to cost of production, its most directly comparable IFRS measure. Ero Copper Corp. December 31, 2022 MD&A | Page 25

3 3 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 2022 - Q4 2022 - Q3 2021 - Q4 2022 2021 Costs Mining $ 26,433 $ 23,594 $ 18,560 $ 94,086 $ 59,867 Processing 8,033 7,687 6,365 30,155 21,585 Indirect 5,963 5,436 3,968 21,489 14,533 Production costs 40,429 36,717 28,893 145,730 95,985 By-product credits (6,103) (4,929) (6,250) (22,282) (22,983) Treatment, refining and other 4,949 4,198 2,645 15,086 4,093 C1 cash costs $ 39,275 $ 35,986 $ 25,288 $ 138,534 $ 77,095 Costs per pound Payable copper produced (lb, 000) 27,918 24,669 26,275 102,230 100,333 Mining $ 0.95 $ 0.96 $ 0.71 $ 0.92 $ 0.60 Processing $ 0.29 $ 0.31 $ 0.24 $ 0.29 $ 0.22 Indirect $ 0.21 $ 0.22 $ 0.15 $ 0.21 $ 0.14 By-product credits $ (0.22) $ (0.20) $ (0.24) $ (0.22) $ (0.23) Treatment, refining and other $ 0.18 $ 0.17 $ 0.10 $ 0.16 $ 0.04 C1 cash costs of copper produced (per lb) $ 1.41 $ 1.46 $ 0.96 $ 1.36 $ 0.77 C1 Cash Cost of Gold produced (per ounce) and AISC of Gold produced (per ounce) C1 cash cost of gold produced (per ounce) is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its gold mining segment and is calculated as C1 cash costs divided by total ounces of gold produced during the period. C1 cash cost includes total cost of production, net of by-product credits and incentive payments. C1 cash cost of gold produced per ounce is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplemental to IFRS measures. AISC of gold produced (per ounce) is an extension of C1 cash cost of gold produced (per ounce) discussed above and is also a key performance measure used by management to evaluate operating performance of its gold mining segment. AISC of gold produced (per ounce) is calculated as AISC divided by total ounces of gold produced during the period. AISC includes C1 cash costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes. AISC of gold produced (per ounce) is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures. The following table provides a reconciliation of C1 cash cost of gold produced per ounce and AISC of gold produced per ounce to cost of production, its most directly comparable IFRS measure. Ero Copper Corp. December 31, 2022 MD&A | Page 25

3 4 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 Reconciliation: 2022 - Q4 2022 - Q3 2021 - Q4 2022 2021 Cost of production $ 4,834 $ 7,317 $ 4,737 $ 24,768 $ 19,837 Add (less): Incentive payments (167) (177) (150) (1,117) (788) Net change in inventory 258 (1,031) (16) (119) (27) By-product credits (199) (145) (128) (613) (586) Foreign exchange translation and other 523 (80) 533 976 1,398 C1 cash costs $ 5,249 $ 5,884 $ 4,976 $ 23,895 $ 19,834 Site general and administrative 1,196 1,011 699 3,648 1,976 Accretion of mine closure and rehabilitation provision 106 106 42 436 215 Sustaining capital expenditure 4,547 4,105 736 14,638 2,300 Sustaining leases 1,559 1,036 1,083 4,311 2,326 Royalties and production taxes 262 298 235 1,041 1,036 AISC $ 12,919 $ 12,440 $ 7,771 $ 47,969 $ 27,687 Ero Copper Corp. December 31, 2022 MD&A | Page 26

3 5 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 2022 - Q4 2022 - Q3 2021 - Q4 2022 2021 Costs Mining $ 2,311 $ 3,071 $ 2,403 $ 12,529 $ 9,394 Processing 2,067 1,867 1,843 7,917 7,465 Indirect 1,070 1,091 858 4,062 3,561 Production costs 5,448 6,029 5,104 24,508 20,420 By-product credits (199) (145) (128) (613) (586) C1 cash costs $ 5,249 $ 5,884 $ 4,976 $ 23,895 $ 19,834 Site general and administrative 1,196 1,011 699 3,648 1,976 Accretion of mine closure and rehabilitation provision 106 106 42 436 215 Sustaining capital expenditure 4,547 4,105 736 14,638 2,300 Sustaining leases 1,559 1,036 1,083 4,311 2,326 Royalties and production taxes 262 298 235 1,041 1,036 AISC $ 12,919 $ 12,440 $ 7,771 $ 47,969 $ 27,687 Costs per ounce Payable gold produced (ounces) 11,786 10,965 8,544 42,669 37,798 Mining $ 196 $ 280 $ 281 $ 294 $ 249 Processing $ 175 $ 170 $ 216 $ 186 $ 197 Indirect $ 91 $ 99 $ 100 $ 95 $ 94 By-product credits $ (17) $ (12) $ (15) $ (15) $ (15) C1 cash costs of gold produced (per ounce) $ 445 $ 537 $ 582 $ 560 $ 525 AISC of gold produced (per ounce) $ 1,096 $ 1,135 $ 910 $ 1,124 $ 732 Ero Copper Corp. December 31, 2022 MD&A | Page 27

3 6 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 Realized Gold Price (per ounce) Realized Gold Price (per ounce) is a non-IFRS ratio that is calculated as gross gold revenue divided by ounces of gold sold during the period. Management believes measuring Realized Gold Price (per ounce) enables investors to better understand performance based on the realized gold sales in each reporting period. The following table provides a calculation of Realized Gold Price (per ounce) and a reconciliation to gold segment revenues, its most directly comparable IFRS measure. (in '000s except for ounces and price per ounce) 2022 - Q4 2022 - Q3 2021 - Q4 2022 2021 NX Gold revenue $ 18,352 $ 22,172 $ 14,924 $ 74,988 $ 65,961 less: by-product credits (199) (145) (128) (613) (586) Gold revenue, net $ 18,153 $ 22,027 $ 14,796 $ 74,375 $ 65,375 add: smelting, refining, and other charges 365 416 256 1,443 1,386 Gold revenue, gross $ 18,518 $ 22,443 $ 15,052 $ 75,818 $ 66,761 - spot (cash) $ 14,391 $ 16,572 $ 11,649 $ 57,416 $ 57,657 - stream (cash) $ 785 $ 1,169 $ 682 $ 3,621 $ 1,825 - stream (amortization of deferred revenue) $ 3,342 $ 4,702 $ 2,721 $ 14,781 $ 7,279 Total gold ounces sold 10,583 12,907 8,437 41,951 37,437 - spot 8,321 9,532 6,517 31,869 32,264 - stream 2,262 3,375 1,920 10,082 5,173 Realized gold price (per ounce) $ 1,750 $ 1,739 $ 1,784 $ 1,807 $ 1,783 - spot $ 1,729 $ 1,739 $ 1,787 $ 1,802 $ 1,787 - stream (cash + amort. of deferred revenue) $ 1,824 $ 1,740 $ 1,772 $ 1,825 $ 1,760 - cash (spot cash + stream cash) $ 1,434 $ 1,375 $ 1,462 $ 1,455 $ 1,589 Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA EBITDA and adjusted EBITDA are non-IFRS performance measures used by management to evaluate its debt service capacity and performance of its operations. EBITDA represents earnings before finance expense, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of adjustments for non-cash and/or non-recurring items required in determination of EBITDA for covenant calculation purposes. The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure. Ero Copper Corp. December 31, 2022 MD&A | Page 28

3 7 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 Reconciliation: 2022 - Q4 2022 - Q3 2021 - Q4 2022 2021 Net Income $ 22,472 $ 3,999 $ 60,212 $ 103,067 $ 202,632 Adjustments: Finance expense 12,290 7,283 2,296 33,223 12,159 Income tax expense 7,540 1,887 4,528 23,316 34,288 Amortization and depreciation 16,361 14,743 13,675 58,969 47,291 EBITDA $ 58,663 $ 27,912 $ 80,711 $ 218,575 $ 296,370 Foreign exchange (gain) loss (4,569) 65 4,419 (19,910) 21,968 Share based compensation 4,123 4,151 981 7,931 7,848 Incremental COVID-19 costs — — 669 1,956 4,459 NX Gold stream transaction fees — — — — 1,219 Adjusted EBITDA $ 58,217 $ 32,128 $ 86,780 $ 208,552 $ 331,864 Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company “Adjusted net income attributable to owners of the Company” is net income attributed to shareholders as reported, adjusted for certain types of transactions that, in management's judgment, are not indicative of our normal operating activities or do not necessarily occur on a recurring basis. “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) is calculated as "adjusted net income attributable to owners of the Company" divided by weighted average number of outstanding common shares in the period. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use these supplemental non-IFRS performance measures to evaluate the normalized performance of the Company. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures. The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure. Ero Copper Corp. December 31, 2022 MD&A | Page 29

3 8 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 Reconciliation: 2022 - Q4 2022 - Q3 2021 - Q4 2022 2021 Net income as reported attributable to the owners of the Company $ 22,159 $ 3,745 $ 59,804 $ 101,831 $ 201,053 Adjustments: Share based compensation 4,123 4,151 981 7,931 7,848 Unrealized foreign exchange (gain) loss on USD denominated balances in MCSA (1,782) 2,106 1,642 25 5,348 Unrealized foreign exchange gain on foreign exchange derivative contracts (3,017) (6,733) (3,125) (32,960) (3,762) Incremental COVID-19 costs — — 664 1,944 4,434 NX Gold stream transaction fees — — — — 1,219 Unrealized gain on interest rate derivative contracts — — (714) — (1,270) Tax effect on the above adjustments 731 706 477 4,726 574 Adjusted net income attributable to owners of the Company $ 22,214 $ 3,975 $ 59,729 $ 83,497 $ 215,444 Weighted average number of common shares Basic 91,522,358 90,845,229 89,637,768 90,789,925 88,602,367 Diluted 92,551,916 91,797,437 91,727,452 92,170,656 90,963,452 Adjusted EPS Basic $ 0.24 $ 0.04 $ 0.67 $ 0.92 $ 2.43 Diluted $ 0.24 $ 0.04 $ 0.65 $ 0.91 $ 2.37 Net (Cash) Debt Net (cash) debt is a performance measure used by the Company to assess its financial position and ability to pay down its debt. Net (cash) debt is determined based on cash and cash equivalents, short- term investments, net of loans and borrowings as reported in the Company’s consolidated financial statements. The following table provides a calculation of net (cash) debt based on amounts presented in the Company’s consolidated financial statements as at the periods presented. December 31, 2022 September 30, 2022 December 31, 2021 Current portion of loans and borrowings $ 15,703 $ 9,049 $ 4,344 Long-term portion of loans and borrowings 402,354 402,275 54,906 Less: Cash and cash equivalents (177,702) (210,244) (130,129) Short-term investments (139,700) (149,554) — Net debt (cash) $ 100,655 $ 51,526 $ (70,879) Ero Copper Corp. December 31, 2022 MD&A | Page 30

Working Capital and Available Liquidity

Working capital is calculated as current assets less current liabilities as reported in the Company's consolidated financial statements. The Company uses working capital as a measure of the Company's short-term financial health and ability to meet its current obligations using its current assets. Available liquidity is calculated as the sum of cash and cash equivalents, short-term investments and the undrawn amount available on its revolving credit facilities. The Company uses this information to evaluate the liquid assets available. The following table provides a calculation for these based on amounts presented in the Company's consolidated financial statements as at the periods presented.

	December 31, 2022	September 30, 2022	December 31, 2021
Current assets	**$ 392,427**	$ 444,188	$ 208,686
Less: Current liabilities	**(129,121)**	(100,943)	(122,660)
Working capital	**$ 263,306**	$ 343,245	$ 86,026
Cash and cash equivalents	**177,702**	210,244	130,129
Short-term investments	**139,700**	149,554	—
Available undrawn revolving credit facilities[1]	**75,000**	75,000	100,000
Available liquidity	**$ 392,402**	$ 434,798	$ 230,129

(1) In January 2023, the Company amended its Senior Credit Facility to increase its limit from $75.0 million to $150.0 million and extended the maturity from March 2025 to December 2026.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company's management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR") using Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") as its internal control framework.

The Company's DC&P are designed to provide reasonable assurance that material information related to the Company is identified and communicated on a timely basis.

The Company's ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company's ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As required by National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, the Company's management, including the CEO and CFO, has evaluated the design and

39
Ero Copper Annual Report 2022

4 0 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 operating effectiveness of the Company’s DC&P and ICFR and concluded that the Company’s DC&P and ICFR were effective as of December 31, 2022. There were no changes in the Company’s DC&P and ICFR that materially affected, or are reasonably likely to materially affect, ICFR during the year ended December 31, 2022. NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following: The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil”, dated December 22, 2022 with an effective date of September 30, 2022, prepared by Porfirio Cabaleiro Rodrigues, FAIG, Bernardo Horta de Cerqueira Viana, FAIG, Fábio Valério Câmara Xavier, MAIG and Ednie Rafael Moreira de Carvalho Fernandes, MAIG all of GE21 Consultoria Mineral Ltda. (“GE21”), Dr. Beck Nader, FAIG of BNA Mining Solutions (“BNA”) and Alejandro Sepulveda, Registered Member (#0293) (Chilean Mining Commission) of NCL Ingeniería y Construcción SpA (“NCL”) (the “Caraíba Operations Technical Report”). Each a “qualified person” and “independent” of the Company within the meanings of NI 43-101. The report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated January 8, 2021 with an effective date of September 30, 2020, prepared by Porfirio Cabaleiro Rodrigues, FAIG, Leonardo de Moraes Soares, MAIG, Bernardo Horta de Cerqueira Viana, FAIG, and Paulo Roberto Bergmann, FAusIMM, each of GE21 and a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “Xavantina Operations Technical Report”). The report prepared in accordance with NI 43-101 and entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021, prepared by Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E. all of Ausenco Engineering Canada Inc. (or its affiliate Ausenco Engineering USA South Inc. in the case of Ms. Patterson), Carlos Guzmán, FAusIMM RM CMC of NCL and Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company on the date of the report (now of HCM Consultoria Geologica Eireli (“HCM”)) (the “Tucumã Project Technical Report”). Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E., Carlos Guzmán, FAusIMM RM CMC and Emerson Ricardo Re, MAusIMM (CP), is a “qualified person” of the Company within the meanings of NI 43-101. Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E., and Carlos Guzmán, FAusIMM RM CMC are “independent” of the Company within the meaning of NI 43-101. Emerson Ricardo Re, MAusIMM (CP), as Resource Manager of the Company (on the date of the report and now of HCM), was not “independent” of the Company on the date of the report, within the meaning of NI 43-101. Reference should be made to the full text of the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report, each of which is available for review on the Company's website at www.erocopper.com and under the Company’s profile on SEDAR at www.sedar.com, and EDGAR at www.sec.gov. Ero Copper Corp. December 31, 2022 MD&A | Page 32

4 1 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 The disclosure of Technical Information in this MD&A has been reviewed and approved by Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), MAusIMM (No. 3219148) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101. Cautionary Note Regarding Forward-Looking Statements This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward- looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company’s production, operating cost and capital expenditure guidance, mineral reserve and mineral resource estimates; targeting additional mineral resources and expansion of deposits; capital and operating cost estimates and economic analyses (including cash flow projections), including those from the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report; the Company’s expectations, strategies and plans for the Caraíba Operations, the Xavantina Operations and the Tucumã Project, including the Company’s planned exploration, development, construction and production activities; the results of future exploration and drilling; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; the costs and timing of future exploration, development and construction including but not limited to the Deepening Extension Project at the Caraíba Operations and the Tucumã Project; the timing and amount of future production at the Caraíba Operations, the Xavantina Operations and the Tucumã Project; the timing, receipt and maintenance of necessary approvals, licenses and permits from applicable governments, regulators or third parties; the Company's expectations regarding planned capital expenditures for the Tucumã Project, the Deepening Extension Project and/or the Caraíba Mill expansion project falling within contingency levels; expectations regarding the Company's ability to manage risks related to future copper price fluctuations and volatility; future financial or operating performance and condition of the Company and its business, operations and properties, including expectations regarding liquidity, capital structure, competitive position and payment of dividends; expectations regarding future currency exchange rates; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this MD&A and in the AIF under the heading “Risk Factors”. The risks discussed in this MD&A and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended. Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could Ero Copper Corp. December 31, 2022 MD&A | Page 33

4 2 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 differ materially from those anticipated in such statements. Forward-looking statements involves statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”. The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this MD&A and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this MD&A. Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws. Cautionary Notes Regarding Mineral Resource and Reserve Estimates Unless otherwise indicated, all reserve and resource estimates included in this MD&A and the documents incorporated by reference herein have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements Ero Copper Corp. December 31, 2022 MD&A | Page 34

4 3 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this MD&A and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards. Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards. Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules. ADDITIONAL INFORMATION Additional information about Ero and its business activities, including the AIF, is available under the Company’s profile at www.sedar.com and www.sec.gov. Ero Copper Corp. December 31, 2022 MD&A | Page 35

C o n s o l i d a t e d F i n a n c i a l S t a t e m e n t s F o r t h e Ye a r s E n d e d D e c e m b e r 3 1 , 2 0 2 2 a n d 2 0 2 1 4 4 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2

4 5 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada Telephone Fax Internet (604) 691-3000 (604) 691-3031 www.kpmg.ca Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors Ero Copper Corp. Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated statements of financial position of Ero Copper Corp. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income, cash flow and changes in shareholders’ equity for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 7, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a

4 6 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates. Assessment of recognition of uncertainties over income tax treatments in Brazil As discussed in note 3(e) to the consolidated financial statements, uncertainties over income tax treatments are evaluated on the basis of whether it is probable that they will be accepted upon examination by the relevant taxing authorities in Brazil. These uncertainties impact the amount of income taxes recognized. As discussed in notes 2(d) and 26(d), the Company operates in Brazil where tax authorities may audit income tax treatments and the resolution of such audits may span multiple years. Tax law in Brazil is complex and often subject to changes and to varied interpretations; accordingly, the ultimate outcome with respect to income tax treatments may differ from the amounts recognized. We identified the assessment of recognition of uncertainties over income tax treatments in Brazil as a critical audit matter. A high degree of subjective auditor judgment and specialized skills and knowledge was required in assessing the Company’s judgments and estimates relating to interpretation and application of income tax law that were used to determine these uncertain tax positions. The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the Company’s process to assess uncertain tax positions. We involved tax professionals with specialist skills and knowledge who assisted in evaluating the Company’s application of tax law and assessing its uncertain tax positions by inspecting internally and externally prepared documentation, including correspondence with the Brazilian tax authorities and third-party legal and tax advice received by the Company. /s/ KPMG LLP Chartered Professional Accountants We have served as the Company’s auditor since 2017. Vancouver, Canada March 7, 2023 Ero Copper Corp. Page 2

4 7 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada Telephone Fax Internet (604) 691-3000 (604) 691-3031 www.kpmg.ca Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors Ero Copper Corp. Opinion on Internal Control Over Financial Reporting We have audited Ero Copper Corp.’s (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company has maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income, cash flow and changes in shareholders’ equity, for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 7, 2023 expressed an unqualified opinion on those consolidated financial statements. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Discussion Analysis under the heading “Disclosure Controls and Procedures and Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2)

4 8 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ KPMG LLP Chartered Professional Accountants Vancouver, Canada March 7, 2023 Ero Copper Corp. Page 2

4 9 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 Table of Contents CONSOLIDATED FINANCIAL STATEMENTS 50 Consolidated Statements of Financial Position 51 Consolidated Statements of Operations and Comprehensive Income 52 Consolidated Statements of Cash Flow 53 Consolidated Statements of Changes in Shareholders’ Equity NOTES TO CONSOLIDATED FINANCIAL STATEMENTS General 54 Note 1. Nature of Operations 54 Note 2. Basis of Preparation 58 Note 3. Significant Accounting Policies 68 Note 4. Segment Disclosure Statements of Financial Position 71 Note 5. Inventories 71 Note 6. Other Current Assets 72 Note 7. Mineral Property, Plant and Equipment 73 Note 8. Exploration and Evaluation Assets 73 Note 9. Deposits and Other Non-current Assets 73 Note 10. Accounts Payable and Accrued Liabilities 74 Note 11. Loans and Borrowings 75 Note 12. Deferred Revenue 76 Note 13. Provision for rehabilitation and closure costs 77 Note 14. Other Non-current Liabilities 77 Note 15. Share Capital Statements of Earnings 82 Note 16. Revenue 82 Note 17. Cost of Sales 83 Note 18. General and Administrative Expenses 83 Note 19. Finance Expense 83 Note 20. Foreign Exchange Gain (Loss) 84 Note 21. Income Taxes Other Items 86 Note 22. Related Party Transactions 86 Note 23. Financial Instruments 89 Note 24. Capital Management 90 Note 25. Supplemental Cash Flow Information 90 Note 26. Contingencies

Ero Copper Corp.

Consolidated Statements of Financial Position

(Amounts in thousands of US Dollars)

	Notes	December 31, 2022	December 31, 2021
ASSETS			
Current			
Cash and cash equivalents		$ 177,702	$ 130,129
Short-term investments		139,700	—
Accounts receivable		10,289	30,704
Inventories	5	30,955	26,019
Other current assets	6	33,781	21,834
		392,427	208,686
Non-Current			
Mineral property, plant and equipment	7	755,274	445,428
Exploration and evaluation assets	8	15,686	32,038
Deferred income tax assets	21	—	2,315
Deposits and other non-current assets	9	24,689	1,295
		795,649	481,076
Total Assets		$ 1,188,076	$ 689,762
LIABILITIES			
Current			
Accounts payable and accrued liabilities	10	$ 84,603	$ 66,384
Current portion of loans and borrowings	11	15,703	4,344
Current portion of deferred revenue	12	16,580	10,511
Income taxes payable		5,435	7,353
Current portion of derivatives	23	577	29,357
Current portion of lease liabilities		6,223	4,711
		129,121	122,660
Non-Current			
Loans and borrowings	11	402,354	54,906
Deferred revenue	12	69,476	83,711
Provision for rehabilitation and closure costs	13	22,172	19,037
Deferred income tax liabilities	21	6,229	—
Lease liabilities		4,740	2,399
Other non-current liabilities	14	11,819	11,559
		516,790	171,612
Total Liabilities		645,911	294,272
SHAREHOLDERS' EQUITY			
Share capital	15	148,055	133,072
Equity reserves		(66,189)	(94,910)
Retained earnings		456,726	354,895
Equity attributable to owners of the Company		538,592	393,057
Non-controlling interests		3,573	2,433
		542,165	395,490
Total Liabilities and Equity		$ 1,188,076	$ 689,762

Commitments (Notes 8 and 12); Contingencies (Note 26); Subsequent events (Notes 11 and 23)

APPROVED ON BEHALF OF THE BOARD:

"David Strang", CEO and Director *"Matthew Wubs"*, Director

The accompanying notes are an integral part of these consolidated financial statements

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Ero Copper Annual Report 2022

Ero Copper Corp.

Consolidated Statements of Operations and Comprehensive Income

(Amounts in thousands of US Dollars, except share and per share amounts)

	Notes	Year ended December 31, 2022	2021
Revenue	16	$ 426,392	$ 489,915
Cost of sales	17	(239,217)	(171,057)
Gross profit		187,175	318,858
Expenses			
General and administrative	18	(49,459)	(38,846)
Share-based compensation	15 (e)	(7,931)	(7,848)
Income before the undernoted		129,785	272,164
Finance income		10,295	2,991
Finance expense	19	(33,223)	(12,159)
Foreign exchange gain (loss)	20	19,910	(21,968)
NX Gold PMPA transaction fees	12	—	(1,219)
Other expenses		(384)	(2,889)
Income before income taxes		126,383	236,920
Income tax expense			
Current		(15,043)	(22,428)
Deferred		(8,273)	(11,860)
	21	(23,316)	(34,288)
Net income for the year		$ 103,067	$ 202,632
Other comprehensive gain (loss)			
Foreign currency translation gain (loss)		29,897	(24,252)
Comprehensive income		$ 132,964	$ 178,380
Net income attributable to:			
Owners of the Company		101,831	201,053
Non-controlling interests		1,236	1,579
		$ 103,067	$ 202,632
Comprehensive income attributable to:			
Owners of the Company		131,540	176,898
Non-controlling interests		1,424	1,482
		$ 132,964	$ 178,380
Net income per share attributable to owners of the Company			
Basic	15 (f)	$ 1.12	$ 2.27
Diluted	15 (f)	$ 1.10	$ 2.21
Weighted average number of common shares outstanding			
Basic	15 (f)	90,789,925	88,602,367
Diluted	15 (f)	92,170,656	90,963,452

The accompanying notes are an integral part of these consolidated financial statements

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Ero Copper Annual Report 2022

Ero Copper Corp.

Consolidated Statements of Cash Flow

(Amounts in thousands of US Dollars)

	Notes	Year ended December 31, 2022	2021
Cash Flows from Operating Activities			
Net income for the year		$ 103,067	$ 202,632
Adjustments for:			
Amortization and depreciation		58,969	47,290
Income tax expense		23,316	34,288
Amortization of deferred revenue	16	(14,781)	(7,279)
Share-based compensation	15 (e)	7,931	7,848
Finance income		(10,295)	(2,991)
Finance expenses	19	33,223	12,159
Foreign exchange (gain) loss		(23,095)	20,277
Other		(490)	(1,164)
Changes in non-cash working capital items	25	(18,029)	(15,098)
		159,816	297,962
Advance from NX Gold PMPA	12	3,207	100,000
Derivative contract settlements	20	(11,983)	(22,240)
Provision settlements		(2,238)	(2,039)
Income taxes paid		(5,416)	(9,094)
		143,386	364,589
Cash Flows used in Investing Activities			
Additions to mineral property, plant and equipment		(282,775)	(169,159)
Additions to exploration and evaluation assets		(13,044)	(12,672)
Other investments, net of interest received		(129,987)	2,305
		(425,806)	(179,526)
Cash Flows (used in) / from Financing Activities			
Lease liability payments		(7,426)	(4,843)
New loans and borrowings, net of finance costs		401,495	5,471
Loans and borrowings repaid		(55,650)	(113,240)
Interest paid on loans and borrowings		(15,383)	(4,164)
Other finance expenses paid		(4,542)	(4,204)
Proceeds from exercise of stock options and warrants		8,805	5,550
		327,299	(115,430)
Effect of exchange rate changes on cash and cash equivalents		2,694	(2,012)
Net increase in cash and cash equivalents		47,573	67,621
Cash and cash equivalents - beginning of year		130,129	62,508
Cash and cash equivalents - end of year		$ 177,702	$ 130,129

Supplemental cash flow information (note 25)

The accompanying notes are an integral part of these consolidated financial statements

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Ero Copper Annual Report 2022

Ero Copper Corp.

Consolidated Statements of Changes in Shareholders' Equity

(Amounts in thousands of US Dollars, except share and per share amounts)

		Share Capital		Equity Reserves					
	Notes	Number of shares	Amount	Contributed Surplus	Foreign Exchange	Retained Earnings	Total	Non-controlling interest	Total equity
Balance, December 31, 2020		87,879,261	$ 126,152	$ 15,637	$ (82,928)	$ 153,842	$ 212,703	$ 1,372	$ 214,075
Income for the year		—	—	—	—	201,053	201,053	1,579	202,632
Other comprehensive loss for the year		—	—	—	(24,155)	—	(24,155)	(97)	(24,252)
Total comprehensive income (loss) for the year		—	—	—	(24,155)	201,053	176,898	1,482	178,380
Shares issued for:									
Exercise of options and warrants		2,325,117	6,920	(1,370)	—	—	5,550	—	5,550
Share-based compensation	15 (e)	—	—	7,295	—	—	7,295	—	7,295
Reclassified as cash-based equity awards		—	—	(9,389)	—	—	(9,389)	—	(9,389)
Dividends to non-controlling interest		—	—	—	—	—	—	(421)	(421)
Balance, December 31, 2021		90,204,378	$ 133,072	$ 12,173	$ (107,083)	$ 354,895	$ 393,057	$ 2,433	$ 395,490
Balance, December 31, 2021		90,204,378	$ 133,072	$ 12,173	$ (107,083)	$ 354,895	$ 393,057	$ 2,433	$ 395,490
Income for the year		—	—	—	—	101,831	101,831	1,236	103,067
Other comprehensive income for the year		—	—	—	29,709	—	29,709	188	29,897
Total comprehensive income for the year		—	—	—	29,709	101,831	131,540	1,424	132,964
Shares issued for:									
Exercise of options		1,812,558	12,618	(3,813)	—	—	8,805	—	8,805
Settlement of restricted share units		37,099	529	(861)	—	—	(332)	—	(332)
Settlement of performance share units		128,598	1,836	—	—	—	1,836	—	1,836
Share-based compensation	15 (e)	—	—	3,686	—	—	3,686	—	3,686
Dividends to non-controlling interest		—	—	—	—	—	—	(284)	(284)
Balance, December 31, 2022		92,182,633	$ 148,055	$ 11,185	$ (77,374)	$ 456,726	$ 538,592	$ 3,573	$ 542,165

The accompanying notes are an integral part of these consolidated financial statements

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Ero Copper Annual Report 2022

5 4 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 1. Nature of Operations Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, BC, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”. The Company’s principal asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”). The Company also currently owns a 97.6% ownership interest in NX Gold S.A. (“NX Gold”) indirectly through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”). MCSA is a Brazilian copper company which holds a 100% interest in the Caraíba Operations (formerly known as the MCSA Mining Complex) and the Tucumã Project (formerly known as the Boa Esperança Project). MCSA’s predominant activity is the production and sale of copper concentrate from the Caraíba Operations, located in Bahia, Brazil, with gold and silver produced and sold as by-products. The Tucumã Project is located within the municipality of Tucumã in the southeastern part of the state of Pará, Brazil. In February 2022, the Board of Directors of the Company approved the construction of the Tucumã Project. NX Gold is a Brazilian gold mining company which holds a 100% interest in the Xavantina Operations (formerly known as the NX Gold Mine) and is focused on the production and sale of gold as its main product and silver as its by-product. The Xavantina Operations is located approximately 18 kilometers west of the town of Nova Xavantina, in southeastern Mato Grosso State, Brazil. 2. Basis of Preparation (a) Statement of Compliance These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee. These consolidated financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on March 7, 2023. (b) Basis of Presentation and Principles of Consolidation These consolidated financial statements have been prepared on a historical cost basis except for fair-value through-profit-or-loss and derivative financial instruments, which are measured at fair value. These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control over a subsidiary is defined to exist when the Company is exposed to variable returns from involvement with an investee and has the ability to affect the returns through power over the investee. All intercompany balances and transactions are eliminated upon consolidation. Since the Company does not own 100% of its interests in MCSA and NX Gold, the interest attributable to non-controlling shareholders is reflected in non-controlling interests. Adjustments to non-controlling interests that do not involve the loss of control are accounted for as equity transactions and adjustments are based on a proportionate amount of the net assets of the subsidiary. Certain comparative amounts have been reclassified to conform with the current year’s financial statement presentation. Such reclassifications were not considered material. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 5

5 5 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 (c) Foreign Currency Translation The functional currency and presentation currency of the Company is the US dollar. The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the statement of financial position date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in profit or loss. The functional currency of MCSA and NX Gold is the Brazilian Real (“BRL”). The assets and liabilities of MCSA and NX Gold are translated into the US dollar presentation currency using the rate of exchange at the statement of financial position date while revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in a separate component of shareholders’ equity. (d) Use of Estimates and Judgments In preparing these financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of the assets, liabilities, revenues and expenses. The estimates and assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. Critical Judgments Functional currency The functional currency of the Company and each of its subsidiaries is the currency of the primary economic environment in which the entities operate. The Company has determined that the functional currency for the Company is the US dollar while the functional currency for MCSA and NX Gold is the BRL. Assessment of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment. Legal claims and contingent liabilities The recognition of legal provisions and contingent liabilities involves the assessment of claims made against the Company and each of its subsidiaries. The recognition of a legal provision, or disclosure of a contingent liability, involves certain judgments to determine the probability of whether a cash outflow will occur. In making this judgment, management has assessed various criteria and also relies on the opinions of its legal advisers to assist in making this assessment. Key Sources of Estimation Uncertainty The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting the consolidated financial statements include: Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 6

5 6 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 Derivative instruments The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including assumptions for forward interest and foreign exchange rates, volatilities and discount rates. The fair value of the Company’s derivative contracts includes an adjustment for credit risk for either the Company or the counter party as applicable. Changes in the assumptions for inputs into the models affect the fair value of the derivatives recognized in the statement of financial position as well as the unrealized gains or losses recognized in net income. Mineral reserve and resource estimates including life of mine plan The Company estimates its mineral reserves and resources based on information compiled by competent individuals. Mineral reserves are used in the calculation of depreciation, impairment assessments, for forecasting the timing of payment of mine closure and rehabilitation costs, as well as amortization of deferred revenues. There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the estimation methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves. The carrying amounts of the Company’s mineral property, plant and equipment are depleted in part based on recoverable mineral reserve tonnes processed, depending on the use of the asset. Changes to estimates of recoverable quantities of metals, mineral reserve tonnes and depletable costs, including changes resulting from revisions to the Company’s mine plans and changes in metals prices forecasts, can result in a change to future depreciation and depletion rates, amortization of deferred revenue, and may also result in impairment charges of non-current assets. Mine closure and reclamation costs Significant estimates and assumptions are made in determining the provision for mine closure and reclamation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimation of the extent and cost of rehabilitation activities, timing of future cash flows, discount rates, inflation rate, and regulatory requirements. Changes in the above factors can result in a change to the provision recognized by the Company. Changes to mine closure and rehabilitation costs are recorded with a corresponding change to the carrying amounts of related mineral property, plant and equipment. Adjustments to the carrying amounts of related mineral property, plant and equipment can result in a change to future depreciation and depletion expense. Income taxes The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 7

5 7 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 The Company operates in Brazil where tax authorities may audit income tax treatments and the resolution of such audits may span multiple years. Tax law in Brazil is complex and often subject to changes and to varied interpretations; accordingly, the ultimate outcome with respect to income tax treatments may differ from the amounts recognized. The Company’s assessment of whether it is probable that uncertain income tax treatments will be accepted by tax authorities in Brazil is a significant management judgment. Deferred Revenue Judgment and estimates were required in determining the accounting for the precious metal purchase agreement with RGLD Gold AG, a subsidiary of Royal Gold Inc. (collectively "Royal Gold"), which is accounted for as deferred revenue in accordance with IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). As the Company’s obligation under the precious metal purchase agreement will be satisfied through deliveries of a non-financial item (i.e. deliveries of gold ounces), rather than cash or other financial assets, it was determined to be entered into and continued to be held for the purpose of the delivery of a non-financial item in accordance with the Company’s expected sale or usage requirements and thus not within the scope of IFRS 9 Financial Instruments (“own use exemption”). The determination of whether the own use exemption applies requires management’s judgements. Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Key inputs into the estimate of the amount of deferred revenue that should be recognized include the following: a. Future gold prices were used at inception of the contract to estimate the expected total consideration to be received under the contract including variable consideration and is used as the stand alone selling price to allocate the consideration to each ounce of gold to be delivered to Royal Gold, and b. Expected life of mine gold production and the timing thereof, which is estimated based on the approved life of mine for the NX Gold mine and the portion of mineral resources anticipated to be converted to mineral reserves (e) Future Changes in Accounting Policies Not Yet Effective as of December 31, 2022 The following amendments to accounting standards have been issued but not yet adopted in the financial statements: • In September 2019, the IASB issued first phase amendments IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Hedging, and IFRS 7 Financial Instrument Disclosures to address the financial reporting impact of the reform on interest rate benchmarks, including the replacement of some interbank offered rates (“LIBOR”) with alternative benchmark rates. In January 2023, the Company amended its existing senior secured revolving credit facility (the "Amended Senior Credit Facility") to increase the aggregate commitments from $75  million to $150 million and extend the maturity from March 2025 to December 2026. The Amended Senior Credit Facility will bear interest on a sliding scale of Secured Overnight Financing Rate ("SOFR") plus an applicable margin of 2.00% to 4.00%, compared to LIBOR plus 2.25% to 4.25% previously. The switch to SOFR does not have a significant impact on the consolidated financial statements. • In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities Arising from a Single Transaction which amended IAS 12, Income Taxes ("IAS 12"). The amendments narrowed the scope of the recognition exemption in IAS 12, relating to the recognition of deferred tax assets and liabilities, so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as leases and reclamation and closure cost provisions. The amendments are effective for annual reporting periods beginning on or after Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 8

5 8 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 January  1, 2023 to transactions that occur on or after the beginning of the earliest comparative period presented. Earlier application is permitted. The Company does not expect the adoption of this amendment to have a material impact on its consolidated financial statements. • In October 2022, the IASB published amendments to IAS 1 Presentation of Financial Statements to clarify whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current or non-current (based on a substantive right to defer settlement). This amendment is in effect January 1, 2024 with early adoption permitted. The Company has not yet determined the effect of adoption of this amendment on its consolidated financial statements. 3. Significant Accounting Policies (a) Revenue Revenue relating to the sale of metals is recognized at the point the customer obtains control of the product and when the Company has satisfied its performance obligations. Control is transferred when title has passed to the purchaser, the product is physically delivered to the customer, the customer controls the risks and rewards of ownership and the Company has a present right to payment for the product, which is generally when the concentrate or doré is delivered to a location designated by the customer, or when gold credits are transferred to the customer. Revenue from the sale of metals is recognized on a net basis, after metal deductions, smelting, refining and other charges. The sales amount is typically based on quoted market and contractual prices which are fixed at the time the shipment is received at the customers’ premises. In certain circumstances the sales price of metals in concentrate may be determined in a period subsequent to the date of sale (provisionally priced sales) based on the terms of specific copper concentrate contracts. Provisionally priced sales are recognized based on an estimate of metal contained using forward market prices corresponding with the expected date that final sales prices will be fixed. The period between provisional pricing and final settlement can be up to one month. The settlement receivable is recorded at fair value each reporting period by reference to forward market prices until the date of final pricing, with the changes in fair value recorded as an adjustment to revenue. In August 2021, the Company received an upfront cash deposit in connection with a precious metal purchase agreement with Royal Gold, which is accounted for as deferred revenue in accordance with IFRS  15. Deferred revenue consists of payments received by the Company in consideration for future commitments to deliver an amount of gold equivalent to a percentage of the gold produced from its NX Gold operations. As gold deliveries are made, the Company recognizes a portion of the deferred revenue as revenue, calculated on a per unit basis using the total number of gold ounces expected to be delivered over the life of the mine. The current portion of deferred revenue is based on deliveries anticipated over the next twelve months. Interest expense on deferred revenue is recognized in finance costs as there is a significant financing component related to the precious metal purchase agreement, resulting from a difference in the timing of the upfront consideration received and delivery of the gold. The interest rate is determined based on the rate implicit in the precious metal purchase agreement at the date of inception. Revenue to be recognized from the initial consideration received from the precious metal purchase agreement is considered variable, subject to changes in the total gold ounces to be delivered. Changes to variable consideration are reflected in revenue in profit or loss. The additional consideration to be received under the precious metal purchase agreement is considered variable, subject to changes in the total Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 9

5 9 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 estimated gold ounces to be delivered and gold prices. Changes to variable consideration are accounted for prospectively as a cumulative catch-up and are recorded in revenue in profit or loss. (b) Tax Incentives The Company receives certain tax incentives in Brazil. These tax incentives are recognized in profit or loss in the period the incentives are received or receivable and recorded against the expenditure that they are intended to compensate. (c) Finance Income and Finance Expense Finance income includes interest on cash and cash equivalents, restricted cash and financial investments, and gains related to changes in the fair value of financial assets measured at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Finance expense comprises of interest expense on loans and borrowings, accretion expense on provisions, leases and deferred revenue, commitment fees and losses related to changes in the fair value of financial assets measured at fair value through profit or loss and expected credit losses. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method. (d) Employee Benefits Short-term employee benefit obligations are recognized as personnel expenses as the corresponding service is provided. Liabilities are recognized at the amount that is expected to be paid if the Company has a present legal or constructive obligation to pay that amount based on past services rendered by the employee, and the obligation can be estimated reliably. There are no long-term employee benefit plans. (e) Taxation Income tax expense comprises current and deferred tax. Current income tax is the expected tax payable or receivable on the taxable income or loss for the year using tax rates enacted or substantively enacted at the reporting date. Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted at the reporting date. Deferred income tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity. Deferred income tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination and that effects neither accounting nor taxable income or loss, differences related to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future and taxable differences arising from the initial recognition of goodwill. A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Uncertainties over income tax treatments are evaluated on the basis of whether it is probable that they will be accepted upon examination by the relevant taxing authorities including Brazil. These uncertainties impact the amount of income taxes recognized. If it is determined that an uncertain income tax treatment is not Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 10

6 0 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 probable of being accepted, the effect of the uncertain income tax treatment is reflected in the determination of income taxes based the most likely amount or, if there are a wide range of possible outcomes, the expected value. (f) Inventories Inventories are measured at the lower of cost and net realizable value. The cost of consumable inventory is determined on a weighted average acquisition cost basis. Cost of stockpile inventory, products in progress and finished goods is determined based on a weighted average production cost basis and includes the cost of mining and processing ore including direct labour and materials; depreciation and amortization; and an appropriate share of production overheads based on normal operating capacity. Net realizable value of stockpile inventory, products in progress and finished goods is the estimated selling price in the ordinary course of business, less estimated completion costs and selling expenses. Write-downs of inventories to net realizable value are included in the cost of sales in the period of the write-down. A write-down of inventories is reversed in a subsequent period if there is a subsequent increase in the net realizable value of the related inventories. Provisions for low turnover or obsolete supplies and consumables inventory are established by management as deemed necessary and is included in cost of sales. (g) Mineral Property, Plant and Equipment Mineral property, plant and equipment is measured at acquisition or construction cost, including capitalized borrowing costs, less accumulated depreciation and accumulated impairment losses. (i) Acquisition and disposal The cost of mineral property, plant and equipment include expenditures directly attributable to an asset’s acquisition. The cost of assets constructed by Company includes the cost of materials and direct labor, any other costs to bring the asset in the place and conditions required to be operated in the manner intended by management, costs of disassembly and restoration of the site and borrowing costs on qualifying assets. When parts of mineral property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of mineral property, plant and equipment. Gains and losses on disposal of mineral property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of equipment and are recognized net within other income. (ii) Subsequent costs The cost of replacing plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the item will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced item is derecognized. The maintenance service costs of equipment are included in profit or loss. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 11

6 1 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 (iii) Development and construction-in-progress When economically viable mineral reserves have been determined and the decision to proceed with development has been approved, exploration and evaluation assets are first assessed for impairment, then reclassified to construction-in-progress or mineral properties. The expenditures related to development and construction are capitalized as construction-in-progress and are included within mineral property, plant and equipment. Construction-in-progress includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use including advances on long- lead items. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that takes a substantial period of time to get ready for its intended use are capitalized as part of construction-in-progress until the asset is substantially ready for its intended use. Construction-in-progress is not depreciated. Once an asset is available for use, construction-in-progress costs are reclassified to mineral properties or plant and equipment. Pre-production costs of removing overburden to access ore in the open pit mines and developing access headings in the underground mines are capitalized as pre-production stripping or development costs respectively and are included within mineral property, plant and equipment. (iv) Mineral properties Mineral properties consist of the cost of acquiring and developing mineral properties. Once in production, mineral properties are amortized on a units-of-production basis over the component of the ore body to which they relate. (v) Stripping costs and development in the production phase Where open pit production stripping or underground development activities do not result in inventory produced, but does provide improved access to the ore body, the costs are classified as mineral properties when these activities meet all of the following criteria: (1) it is probable that the future economic benefit associated with the activity will flow to the Company; (2) the Company can estimate the mineral reserve of the ore body for which access has been improved; and (3) the costs relating to the activity associated with that mineral reserve can be measured reliably. For underground mines, costs incurred to access a mineral reserve of the ore body are capitalized to mineral properties or construction-in-progress and are depreciated on a units-of-production basis over the expected useful life of the identified mineral reserve of the ore body to which access has been improved as a result of the development activity. For open pit mines, stripping costs above average life of mine strip ratio (waste/ ore) are capitalized to mineral properties or construction-in-progress and are depreciated over the related mineral reserves accessed by the stripping activity. (vi) Mine closure and rehabilitation costs The Company’s provision for mine closure and rehabilitation liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of a mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 12

6 2 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 (vii)Depreciation Items of mineral properties, plant and equipment are depreciated based on the estimated economic useful life of each component as follows: Buildings Lessor of life of mine or up to 25 years Mining equipment 4 years Mobile equipment & other assets 5 years Mineral properties Units of production Mine closure and rehabilitation costs Units of production or period until remediation Right of use assets Shorter of the term of lease and life of asset The depletion of mineral properties and mine closure and rehabilitation costs is determined based on the ratio of tonnes of copper/kg of gold contained in the ore mined and total proven and probable mineral reserve tonnes of contained copper/kg of contained gold. Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate. (h) Exploration and Evaluation Assets Exploration and evaluation costs relate to the initial search for a mineral deposit, the cost of acquisition of a mineral property interest or exploration rights and the subsequent evaluation to determine the economic potential of the mineral deposit. The exploration and evaluation stage commences when the Company obtains the legal right or license to begin exploration. Once the legal rights or license is obtained, exploration and evaluation expenses are capitalized as exploration and evaluation assets. Costs incurred prior to the Company obtaining the legal rights are expensed. When the exploration and evaluation of a mineral property indicates that development of the mineral property is technically and commercially feasible, the future economic benefits are probable, and the Company has the intention and sufficient resources to complete the development and use or sell the asset, the related costs are transferred from exploration and evaluation assets to mineral property, plant and equipment. Management reviews the carrying value of capitalized exploration costs for indicators that the carrying value is impaired at least annually and when facts and circumstances suggest that the carrying amount may exceed the recoverable amount. The review is based on the Company’s intentions for further exploration and development of the undeveloped property, results of drilling, commodity prices and other economic and geological factors. Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a property does not prove viable, all non-recoverable costs associated with the project, net of any previous impairment provisions, are written off. (i) Financial Instruments Non-derivative financial assets The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 13

6 3 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 determines the classification of its financial assets at initial recognition. Measurement and classification of financial assets is dependent on the Company’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Fair values A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. When measuring the fair value of an asset or liability, the Company uses observable market data, as much as possible. Fair values are classified into different levels in a hierarchy based on the inputs used in the valuation techniques, as follows: • Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities. • Level 2: inputs other than Level 1 quoted prices, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). • Level 3: inputs, for assets or liabilities, that are not based on observable market information (non- observable inputs). The Company recognizes transfers between levels of the hierarchy of fair value at the end of the reporting period during which the change occurred. When applicable, additional information on the assumptions used in the fair value calculations are disclosed in the specific notes of the corresponding asset or liability. Financial assets at FVTPL Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the income statement. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in profit or loss in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges. Financial assets at FVTOCI Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive income following the derecognition of the investment. Financial assets at amortized cost Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date. Gains and losses on derecognition of financial assets classified amortized cost are recognized in profit or loss. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 14

6 4 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 Financial liabilities Financial liabilities, other than derivative instruments, are recognized initially at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method. Derivative instruments Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as at FVTPL and, accordingly, are recorded in the statement of financial position at fair value. Unrealized gains and losses on derivatives not designated in a hedging relationship are recorded as part of the revenue or expense item to which the derivative relates, depending on the nature of the derivative. Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract. Compound instruments Equity components of compound instruments, such as convertible debt, are separated from the debt host contract using the residual method. The Company determines the fair value of the debt component by discounting the expected principal and interest payments using an appropriate discount rate reflective of debt instruments with similar risks but without the equity component. The difference between the proceeds received and the amount assigned to the debt component is allocated to the equity component. Classification and measurement The Company has assessed the classification and measurement of its financial assets and financial liabilities under IFRS 9 in the following table: Measurement Category Financial Assets Cash and cash equivalents Amortized Cost Short-term investments Amortized Cost Trade receivables related to provisional priced sales Fair value through profit or loss Derivatives Fair value through profit or loss Notes and other receivables Amortized Cost Deposits Amortized Cost Financial Liabilities Trade payables Amortized Cost Loans and borrowings Amortized Cost Derivatives Fair value through profit or loss Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 15

6 5 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 Financial liabilities Financial liabilities, other than derivative instruments, are recognized initially at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method. Derivative instruments Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as at FVTPL and, accordingly, are recorded in the statement of financial position at fair value. Unrealized gains and losses on derivatives not designated in a hedging relationship are recorded as part of the revenue or expense item to which the derivative relates, depending on the nature of the derivative. Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract. Compound instruments Equity components of compound instruments, such as convertible debt, are separated from the debt host contract using the residual method. The Company determines the fair value of the debt component by discounting the expected principal and interest payments using an appropriate discount rate reflective of debt instruments with similar risks but without the equity component. The difference between the proceeds received and the amount assigned to the debt component is allocated to the equity component. Classification and measurement The Company has assessed the classification and measurement of its financial assets and financial liabilities under IFRS 9 in the following table: Measurement Category Financial Assets Cash and cash equivalents Amortized Cost Short-term investments Amortized Cost Trade receivables related to provisional priced sales Fair value through profit or loss Derivatives Fair value through profit or loss Notes and other receivables Amortized Cost Deposits Amortized Cost Financial Liabilities Trade payables Amortized Cost Loans and borrowings Amortized Cost Derivatives Fair value through profit or loss Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 15 Cash and cash equivalents Cash is comprised of cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in fair value. Short-term investments Short-term investments are investments with original maturities of less than one year that are readily convertible into cash. Short-term investments are not subject to significant risk of change in fair value. Trade receivables Trade receivables relate to amounts receivable from sales with fixed or determinable payments that are not quoted in an active market. These receivables are non-interest bearing and are recognized at face amount, except when fair value is materially different, and are subsequently measured at amortized cost. Trade receivables recorded are net of lifetime expected credit losses. (j) Impairment   i) Financial assets The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve months’ expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized. The expected lifetime credit loss provision for trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, when required. As at December 31, 2022, the Company has recognized a $3.3  million provision (note 23) for expected credit losses in relation to trade receivables from one of its six significant customers. ii) Non-Financial assets At each reporting date, the carrying amounts of the Company’s mineral property, plant and equipment and exploration and evaluation assets are reviewed to determine whether there is any indication that those assets are impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use, which is the present value of future cash flows expected to be derived from the asset or its related cash generating unit. For purposes of impairment testing, assets are grouped at the lowest levels that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the associated assets are reduced to their recoverable amount and the impairment loss is recognized in the profit or loss for the period. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment charge is reversed through profit or loss only to Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 16

6 6 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of any applicable depreciation, if no impairment loss had been recognized. (k) Provisions i) Mine closure and rehabilitation provision The Company records the present value of estimated costs of legal and constructive obligations related to mine closure and rehabilitation in the period in which the obligation occurs. Mine closure and rehabilitation activities include facility decommissioning and dismantling; removal and treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; and related costs required to perform this work and/or operate equipment designed to reduce or eliminate environmental effects. The provision is adjusted each period for new disturbances, and changes in regulatory requirements, the estimated amount of future cash flows required to discharge the obligation, the timing of such cash flows and the pre-tax discount rate specific to the liability. The unwinding of the discount is recognized in profit or loss as a finance expense. When the provision is initially recognized, the corresponding cost is included in the carrying amount of the related asset and is amortized to profit or loss on a unit-of-production basis. ii) Other provisions Other provisions are recognized, based on a past event, when the Company has a legal or constructive obligation that can be estimated reliably, and it is probable that an economic mineral resource will be required to settle the obligation. Provisions are measured by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and specific risks for the liability. The discount is unwound over the period over which the cash flows are expected to be incurred with the related expense included in finance expense. (l) Share-Based Compensation The grant date fair value of equity settled share-based payment awards granted to employees and consultants, including directors and officers, is recognized as share-based compensation, with a corresponding increase in equity, over the period that the optionee unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be performed or satisfied such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. Performance share units and deferred share units are liability awards settled in cash and measured at the quoted market price at the grant date with the corresponding expense recognized over the period that the employees unconditionally become entitled to the awards. The corresponding liability is adjusted for changes in fair value at each subsequent reporting date until the awards are settled. (m) Leases A contract is or contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain re-measurements of the lease liability. The cost of the right- of-use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs; and if Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 17

6 7 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised. The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets and leases with lease terms that are less than 12 months. Lease payments associated with these leases are instead recognized as an expense over the lease term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit. The Company has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized. (n) Share Capital Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares and share options are recognized as a deduction from equity, net of any tax effects. The Company includes the value of share purchase warrants included in the issuance of equity units, which consist of common shares and warrants, in share capital. (o) Income per Share Basic income per share is calculated by dividing the net income attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted income per common share is calculated by adjusting the weighted average number of common shares outstanding for the effect of conversion of all potentially dilutive share equivalents, such as stock options, share units and warrants. The dilutive effect of share options and warrants assumes that the receipt of proceeds upon exercise of the options are used to repurchase common shares at the average market price during the period. The net effect of the shares issued less the shares assumed to be repurchased is added to the basic weighted average shares outstanding. For convertible instruments, the common shares to be included in the diluted per share calculation assumes that the instrument is converted at the beginning of the period (or the issue date if later). For equity-settled share units (as defined herein, see note 15(d)), the common shares to be included in the diluted per share calculation is based on the number of shares that would be issuable if the reporting date were the end of the vesting period. The net income attributable to common shareholders is adjusted to eliminate related interest costs of dilutive securities recognized in net income for the period. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 18

6 8 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 4. Segment Disclosure Operating segments are determined by the way information is reported and used by the Company's Chief Operating Decision Maker ("CODM") to review operating performance. The Company monitors the operating results of its operating segments independently for the purpose of making decisions about resource allocation and performance assessment. Following the formal approval by the Company's Board of Directors to proceed with construction of the Tucumã Project, the Company considers the Tucumã Project to be a significant reporting segment. For the year ended December 31, 2022, the Company’s reporting segments include its two operating mines in Brazil, the Caraíba Operations and the Xavantina Operations, its development project, the Tucumã Project in Brazil, and its corporate head office in Canada. The segmented information for the comparative periods have been adjusted to reflect the Company's reporting segments for the reporting year ended December 31, 2022 for consistency. Significant information relating to the Company's reportable segments is summarized in the tables below: Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 19

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Year ended December 31, 2022	Caraíba (Brazil)	Xavantina (Brazil)	Tucumã (Brazil)	Corporate and Other	Consolidated
Revenue	$ 351,405	$ 74,987	$ —	$ —	$ 426,392
Cost of production	(146,292)	(24,768)	—	—	(171,060)
Depreciation and depletion	(47,051)	(11,605)	—	—	(58,656)
Sales expense	(8,941)	(560)	—	—	(9,501)
Cost of sales	(202,284)	(36,933)	—	—	(239,217)
Gross profit	149,121	38,054	—	—	187,175
Expenses					
General and administrative	(28,123)	(4,062)	—	(17,274)	(49,459)
Share-based compensation	—	—	—	(7,931)	(7,931)
Finance income	4,310	1,451	—	4,534	10,295
Finance expenses	(9,044)	(4,244)	—	(19,935)	(33,223)
Foreign exchange gain (loss)	19,812	232	—	(134)	19,910
Other expenses	(75)	(292)	—	(17)	(384)
Income (loss) before taxes	136,001	31,139	—	(40,757)	126,383
Current tax expense	(8,463)	(2,413)	—	(4,167)	(15,043)
Deferred tax (expense) recovery	(8,378)	105	—	—	(8,273)
Net income (loss)	$ 119,160	$ 28,831	$ —	$ (44,924)	$ 103,067
Capital expenditures[1]	209,143	30,773	59,428	7,155	306,499
Assets					
Current	$ 114,374	$ 50,447	$ 144	$ 227,462	392,427
Non-current	623,731	74,874	88,245	8,799	795,649
Total Assets	$ 738,105	$ 125,321	$ 88,389	$ 236,261	$ 1,188,076
Total Liabilities	$ 98,904	$ 106,266	$ 9,595	$ 431,146	645,911

(1) Capital expenditures include additions to mineral property, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs and additions of right-of-use assets.

During the year ended December 31, 2022, Caraíba earned revenues from four customers (December 31, 2021 - three) while Xavantina earned revenues from two customers (December 31, 2021 - two).

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Year ended December 31, 2021	Caraíba (Brazil)	Xavantina (Brazil)	Tucumã (Brazil)	Corporate and Other	Consolidated
Revenue	$ 423,954	$ 65,961	$ —	$ —	**$ 489,915**
Cost of production	(96,975)	(19,837)	—	—	**(116,812)**
Depreciation and depletion	(39,202)	(7,800)	—	—	**(47,002)**
Sales expenses	(6,726)	(517)	—	—	**(7,243)**
Cost of sales	(142,903)	(28,154)	—	—	**(171,057)**
Gross profit	281,051	37,807	—	—	**318,858**
Expenses					
General and administrative	(20,444)	(2,560)	—	(15,842)	**(38,846)**
Share-based compensation	—	—	—	(7,848)	**(7,848)**
Finance income	1,031	1,092	—	868	**2,991**
Finance expenses	(5,622)	(889)	—	(5,648)	**(12,159)**
Foreign exchange loss	(21,225)	(360)	—	(383)	**(21,968)**
NX Gold PMPA transaction fees	—	(1,219)	—	—	**(1,219)**
Other expenses	(2,382)	(507)	—	—	**(2,889)**
Income (loss) before taxes	232,409	33,364	—	(28,853)	**236,920**
Current tax expense	(15,087)	(4,406)	—	(2,935)	**(22,428)**
Deferred tax expense	(11,482)	(378)	—	—	**(11,860)**
Net income (loss)	$ 205,840	$ 28,580	$ —	$ (31,788)	**$ 202,632**
Assets					
Current	$ 152,340	$ 35,734	$ 363	$ 20,249	**208,686**
Non-current	411,315	45,791	23,950	20	**481,076**
Total Assets	$ 563,655	$ 81,525	$ 24,313	$ 20,269	**$ 689,762**
Total Liabilities	$ 115,768	$ 109,679	$ 1,137	$ 67,688	**294,272**

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Ero Copper Annual Report 2022

7 1 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 5. Inventories December 31, 2022 December 31, 2021 Supplies and consumables $ 23,043 $ 19,144 Stockpiles 2,125 2,880 Work in progress 1,234 1,658 Finished goods 4,553 2,337 $ 30,955 $ 26,019 6. Other Current Assets December 31, 2022 December 31, 2021 Advances to suppliers $ 715 $ 402 Prepaid expenses and other 6,673 5,865 Derivatives (Note 23) 3,237 — Note receivable (Note 23) 10,243 — Advances to employees 667 458 Value added taxes recoverable 12,246 15,109 $ 33,781 $ 21,834 Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 22

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

7. Mineral Property, Plant and Equipment

	Buildings	Mining Equipment	Mineral Properties[1]	Projects in Progress[2]	Equipment & Other Assets	Deposit on Projects	Mine Closure Costs	Right-of-Use Assets	Total
Cost:									
Balance, December 31, 2020	$ 14,882	$ 92,702	$ 313,762	$ 8,322	$ 8,478	$ 4,326	$ 7,536	$ 8,322	$ 458,330
Additions	19	7,538	37,719	100,682	1,130	25,696	5,162	10,425	188,371
Disposals	—	(1,004)	—	(1,821)	(3)	(7)	—	(575)	(3,410)
Transfers	4,626	33,217	67,556	(87,204)	814	(19,009)	—	—	—
Foreign exchange	(1,175)	(7,678)	(25,020)	(789)	(600)	(518)	(688)	(874)	(37,342)
Balance, December 31, 2021	18,352	124,775	394,017	19,190	9,819	10,488	12,010	17,298	605,949
Additions	**885**	**62,081**	**125,004**	**64,779**	**8,722**	**31,984**	**1,354**	**11,666**	**306,475**
Capitalized borrowing costs	—	—	—	**6,246**	—	—	—	—	**6,246**
Disposals	**(736)**	**(1,917)**	—	**(2,241)**	**(9)**	**(2)**	—	**(1,541)**	**(6,446)**
Transfers	**2,280**	**1,512**	**8,453**	**26,303**	**185**	**(3,650)**	—	—	**35,083**
Foreign exchange	**1,257**	**8,004**	**26,213**	**(2,456)**	**545**	**454**	**824**	**1,026**	**35,867**
Balance, December 31, 2022	**$ 22,038**	**$ 194,455**	**$ 553,687**	**$ 111,821**	**$ 19,262**	**$ 39,274**	**$ 14,188**	**$ 28,449**	**$ 983,174**
Accumulated depreciation:									
Balance, December 31, 2020	$ (3,916)	$ (15,655)	$ (90,539)	$ —	$ (4,583)	$ —	$ (3,315)	$ (6,620)	$ (124,628)
Depreciation expense	(808)	(12,664)	(26,475)	—	(1,489)	—	(985)	(4,869)	$ (47,290)
Disposals	—	913	—	—	3	—	—	413	$ 1,329
Foreign exchange	296	1,463	7,125	—	336	—	260	588	$ 10,068
Balance, December 31, 2021	(4,428)	(25,943)	(109,889)	—	(5,733)	—	(4,040)	(10,488)	(160,521)
Depreciation expense	**(1,047)**	**(16,373)**	**(33,378)**	—	**(973)**	—	**(914)**	**(7,530)**	**(60,215)**
Disposals	**734**	**1,672**	**60**	—	**70**	—	—	**913**	**3,449**
Foreign exchange	**(306)**	**(1,666)**	**(7,352)**	—	**(354)**	—	**(273)**	**(662)**	**(10,613)**
Balance, December 31, 2022	**$ (5,047)**	**$ (42,310)**	**$ (150,559)**	**$ —**	**$ (6,990)**	**$ —**	**$ (5,227)**	**$ (17,767)**	**$ (227,900)**
Net book value, December 31, 2021	$ 13,924	$ 98,832	$ 284,128	$ 19,190	$ 4,086	$ 10,488	$ 7,970	$ 6,810	$ 445,428
Net book value, December 31, 2022	**$ 16,991**	**$ 152,145**	**$ 403,128**	**$ 111,821**	**$ 12,272**	**$ 39,274**	**$ 8,961**	**$ 10,682**	**$ 755,274**

(1) Mineral properties include $69.4 million (2021 - $67.1 million) of development costs which are not currently being depreciated.

(2) A total of $35.1 million of exploration and evaluation assets related to the Tucumã Project were reclassified to mineral property, plant and equipment in 2022.

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Ero Copper Annual Report 2022

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

8. Exploration and Evaluation Assets

In February 2022, the Board approved the construction of the Tucumã Project located in Tucumã, State of Pará, Brazil. Accordingly, $35.1 million of costs related to the project was reclassified from exploration and evaluation assets to mineral property, plant and equipment during the year ended December 31, 2022.

During the year ended December 31, 2022, the Company also paid $3.1 million in relation to two property option agreements. In order for the Company to acquire 100% of these properties, the Company will be required to complete certain drill programs, including a minimum of $7.2 million in exploration costs before the end of 2023 and, depending on results of these exploration programs, further option payments to complete the acquisitions is required. In the event that the Company exercises its option to acquire 100% interest in these properties, the optioners are expected to retain net smelter royalties of up to 1.5%.

9. Deposits and Other Non-current Assets

	December 31, 2022	December 31, 2021
Value added taxes recoverable	$ 10,317	$ —
Note receivable (Note 23)	10,387	—
Deposits and others	3,985	1,295
	$ 24,689	$ 1,295

10. Accounts Payable and Accrued Liabilities

	December 31, 2022	December 31, 2021
Trade suppliers	$ 42,931	$ 25,404
Payroll and labour related liabilities	21,008	22,950
Value added tax and other tax payable	8,040	9,502
Cash-settled equity awards (Note 15(b) and (c))	6,684	5,285
Other accrued liabilities	5,940	3,243
	$ 84,603	$ 66,384

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Ero Copper Annual Report 2022

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

11. Loans and Borrowings

Description	Currency	Security	Time to Maturity (Months)	Coupon rate	Principal to be repaid	Carrying value, including accrued interest December 31, 2022	December 31, 2021
Senior Note	USD	Unsecured	85	6.50%	$ 400,000	$ 402,453	$ —
Senior credit facility	USD	Secured	30	LIBOR plus 2.25% - 4.25%	—	—	48,303
Equipment finance loans	USD	Secured	2 - 46	5.00% - 7.95%	10,237	10,322	5,805
Equipment finance loans	EUR	Secured	38 - 42	5.25%	1,369	1,372	2,005
Equipment finance loans	BRL	Unsecured	26	13.89% - 15.12%	867	947	—
Bank loan (MCSA)	BRL	Unsecured	47	CDI + 0.50%	2,947	2,963	3,137
Total					$ 415,420	$ 418,057	$ 59,250
Current portion						$ 15,703	$ 4,344
Non-current portion						$ 402,354	$ 54,906

The movements in loans and borrowings are comprised of the following:

	Year ended December 31, 2022	Year ended December 31, 2021
Balance, beginning of year	$ 59,250	$ 168,102
Proceeds from issuance of Senior Notes, net	392,006	—
Proceeds from new equipment finance loans	9,489	4,826
Proceeds from new lines of credit	—	645
Principal and interest payments	(71,033)	(117,404)
Interest costs, including interest capitalized	26,666	5,177
Loss on debt modification	1,351	—
Foreign exchange	328	(2,096)
Balance, end of year	$ 418,057	$ 59,250

(a) Senior Notes

In February 2022, the Company issued $400 million aggregate principal amount of senior unsecured notes (the "Senior Notes"). The Company received net proceeds of $392.0 million after transaction costs of $8.0 million. The Senior Notes mature on February 15, 2030 and bear annual interest at 6.5%, payable semi-annually in February and August of each year.

MCSA has provided a guarantee of the Senior Notes on a senior unsecured basis. The Senior Notes are direct, senior obligations of the Company and MCSA, and are not secured by any mortgage, pledge or charge.

The Senior Notes are subject to the following early redemption options by the Company:

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Ero Copper Annual Report 2022

7 5 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 • On or after February 15, 2025, the Company has the option, in whole or in part, to redeem the Senior Notes at a price ranging from 103.25% to 100% of the principal amount together with accrued and unpaid interest, if any, to the date of redemption, with the rate decreasing based on the length of time the Senior Notes are outstanding; • Before February 15, 2025, the Company may redeem some or all of the Senior Notes at 100% of the principal amount plus a “make whole” premium, plus accrued and unpaid interest, if any, to the date of redemption; and • At any time before February 15, 2025, the Company may redeem up to 40% of the original principal amount of the Senior Notes with the proceeds of certain equity offerings at a redemption price of 106.50% of the principal amount of the Senior Notes, together with accrued and unpaid interest, if any, to the date of redemption. Upon the occurrence of specific kinds of changes of control triggering events, each holder of the Senior Notes will have the right to cause the Company to repurchase some or all of its Senior Notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date. The Senior Notes are recognized as financial liabilities, net of unamortized transaction costs, and measured at amortized cost using an effective interest rate of 6.7%. (b) Senior Credit Facility At December 31, 2021, the Company had a $150.0 million senior secured revolving credit facility ("Senior Credit Facility"), of which $50.0 million was drawn, with a syndicate of Canadian financial institutions with a maturity date of March 31, 2025. The Senior Credit Facility bears interest on a sliding scale at a rate of LIBOR plus 2.25% to 4.25% depending on the Company’s consolidated leverage ratio. Commitment fees for any undrawn portion of the Senior Credit Facility were on a sliding scale between 0.56% to 1.06%. During the year ended December 31, 2022, following the issuance of Senior Notes, the Company paid off the remaining $50.0 million balance on its Senior Credit Facility and terminated its interest rate swap contracts for nominal consideration. The Senior Credit Facility was amended to reduce its limit from $150.0 million to $75.0 million, with an accordion option to increase the limit to $100.0 million at the election of the Company. The Senior Credit Facility is secured by the shares of MCSA, NX Gold and Ero Gold. The Company is required to comply with certain financial covenants. As December 31, 2022, the Senior Credit Facility remains undrawn and the Company is in compliance with the financial covenants therein. In January 2023, the Senior Credit Facility was further amended ("Amended Senior Credit Facility") to increase its limit from $75.0 million to $150.0 million and extended the maturity from March 2025 to December 2026. Amounts drawn on the Amended Senior Credit Facility will bear interest on a sliding scale of SOFR plus an applicable margin of 2.00% to 4.00% depending on the Company's consolidated leverage ratio. Commitment fees for the undrawn portion of the Amended Credit Facility will also be based on a sliding scale ranging from 0.45% to 0.90%. 12. Deferred Revenue In August 2021, the Company entered into a precious metals purchase agreement (the “NX Gold PMPA”) with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., in relation to gold production from the Xavantina Operations. The Company received upfront cash consideration of $100.0 million for the purchase of 25% of an equivalent amount of gold to be produced from the NX Gold mine until 93,000 ounces of gold have been delivered and thereafter decreasing to 10% of gold produced over the remaining life of the mine. The contract will be settled by the Company delivering gold to Royal Gold. Royal Gold will make ongoing payments equal to 20% of the then prevailing spot gold price for each ounce of gold delivered until 49,000 ounces of gold Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 26

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

have been received and 40% of the prevailing spot gold price for each ounce of gold delivered thereafter. Additional advances may be made by Royal Gold based on the Company achieving certain milestones as set out in the NX Gold PMPA. The Company incurred $1.2 million of transaction fees related to the contract which was recognized in net income.

The movements in deferred revenue during year December 31, 2022 are comprised of the following:

		December 31, 2022		December 31, 2021
Gold ounces delivered(1)		10,082		5,173
Balance, beginning of year	$	94,222	$	—
Advances received(2)		3,207		100,000
Accretion expense		3,407		1,501
Amortization of deferred revenue(3)		(14,781)		(7,279)
Balance, end of year	$	86,055	$	94,222
Current portion	$	16,580	$	10,511
Non-current portion		69,476		83,711

(1) During the year ended December 31, 2022, the Company delivered 10,082 ounces of gold to Royal Gold for average consideration of $359 per ounce. At December 31, 2022, a cumulative 15,255 ounces of gold have been delivered under the PMPA.

(2) During the year ended December 31, 2022, the Company received $1.7 million in Resource Growth Advance and $1.5 million in Exploration Advance, which were recognized as deferred revenue during the period.

(3) Amortization of deferred revenue during the year ended December 31, 2022 includes $0.3 million for change in estimate in relation to additional advances received and the related change in life-of-mine production ounces.

As part of the NX Gold PMPA, the Company pledged its equity interest in Ero Gold and NX Gold to Royal Gold as collateral and provided unsecured limited recourse guarantees from Ero and NX Gold.

13. Provision for rehabilitation and closure costs

		December 31, 2022		December 31, 2021
Balance, beginning of year		19,037	$	18,970
Change in estimates		1,854		2,225
Accretion expense		2,191		1,077
Settled		(2,238)		(2,039)
Foreign exchange		1,328		(1,196)
Balance, end of year	$	22,172		19,037

Provision for rehabilitation and closure costs is measured using management's assumptions and estimates for future cash outflows in relation to mine closure and rehabilitation activities based on known disturbances as at the reporting date, known legal requirements and cost estimates prepared by a third-party specialist.

Management used a pre-tax discount rates in the range of 8.50% – 11.86% (2021 – 8.23% - 8.81%) and an inflation factor in the range of 3.25% - 5.31% (2021 – 3.00% - 5.03%) in preparing the Company's provision for

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Ero Copper Annual Report 2022

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

rehabilitation and closure costs. Although the ultimate amount to be incurred is uncertain, based on development, legal requirements and estimated costs as at December 31, 2022, the undiscounted inflation-adjusted liability for provision for rehabilitation and closure costs is estimated to be approximately $72.5 million (2021 - $65.5 million), of which $64.0 million (2021 - $59.4 million) relates to the Caraíba Operations, $8.5 million (2021 - $6.1 million) relates to the Xavantina Operations, and $2.1 million (2021 - nil) relates to the Tucumã Project. The cash expenditures are expected to commence upon projected closure and occur over a period of time, which for the Caraíba Operations is in a range from 2023 to 2047, for the Xavantina Operations is 2027 to 2035, and for the Tucumã Project is from 2036 to 2041.

14. Other Non-current Liabilities

	December 31, 2022	December 31, 2021
Cash-settled equity awards (Note 15(b))	$ 2,256	$ 2,524
Value added tax and other taxes payable	1,352	861
Withholding and taxes payable	3,902	2,935
Provision for legal and tax matters (Note 26)	1,578	2,331
Other liabilities	2,731	2,908
	$ 11,819	$ 11,559

15. Share Capital

As at December 31, 2022, the Company's authorized share capital consists of an unlimited number of common shares without par value. As at December 31, 2022, 92,182,633 common shares were outstanding.

(a) Options

During the year ended December 31, 2022, the Company granted 449,248 (year ended December 31, 2021 - 316,910) options to employees of the Company at weighted average exercise price of $13.14 per share (year ended December 31, 2021 - $15.66) with a term to expiry of five years. These stock options vest in three equal installments on each annual anniversary date from the date of grant. The total fair value of these options on the grant date was $2.8 million (year ended December 31, 2021 - $1.8 million), which is recognized over the vesting period.

A continuity of the issued and outstanding options is as follows:

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Ero Copper Annual Report 2022

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

	Year Ended December 31,			
	2022		2021	
	Number of Stock Options	Weighted Average Exercise Price	Number of Stock Options	Weighted Average Exercise Price
Outstanding stock options, beginning of year	4,202,389	$ 8.98	4,641,763	$ 7.91
Issued	449,248	13.14	316,910	15.66
Exercised	(1,812,558)	4.69	(725,121)	4.64
Cancelled	(58,005)	14.46	(31,163)	15.78
Outstanding stock options, end of year	2,781,074	$ 11.44	4,202,389	$ 8.98

The weighted average share price on the date of exercise for options exercised during the year ended December 31, 2022 was $12.44 (year ended December 31, 2021 - $19.01).

As at December 31, 2022, the following stock options were outstanding:

Weighted Average Exercise Prices	Number of Stock Options	Vested and Exercisable Number of Stock Options	Weighted Average Remaining Life in Years
$9.01 to $10.00 CAD	1,083,105	1,083,105	0.99
$10.01 to $20.00 CAD	1,117,823	468,737	3.84
$20.01 to $24.45 CAD	580,146	529,029	2.09
$15.49 CAD ($11.44 USD)	2,781,074	2,080,871	1.91

In determining the weighted average exercise price of all outstanding options in the tables above and below, the CAD prices were converted to USD at the December 31, 2022 exchange rate of 1.3544.

The fair value of options granted in the years ended December 31, 2022 and 2021 was determined using the Black-Scholes option pricing model. The weighted average inputs used in the measurement of fair values at grant date of the options are the following:

	Year Ended December 31,	
	2022	2021
Expected term (years)	3.0	3.0
Forfeiture rate	— %	— %
Volatility	60 %	56 %
Dividend yield	— %	— %
Risk-free interest rate	3.86 %	1.10 %
Weighted-average fair value per option	$ 6.16	$ 5.57

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Ero Copper Annual Report 2022

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(b) Performance Share Unit Plan

The Company has a performance share unit ("PSU") plan pursuant to which the Compensation Committee may grant PSUs to any director, officer, employee, or consultant of the Company or its subsidiaries. At the time of grant of PSUs, the Compensation Committee, may establish performance conditions for the vesting of the PSUs. The performance conditions may be graduated such that different percentages (which may be greater or lower than 100%) of the PSUs in a grant become vested depending on the satisfaction of one or more performance conditions. Performance conditions may include terms or conditions relating to: (i) the market price of the common shares; (ii) the return to holders of common shares, with or without reference to other comparable companies; (iii) the financial performance or results of the Company or its subsidiaries; (iv) the achievement of performance conditions or other performance criteria relating to the Company or its subsidiaries; (v) any other terms and conditions the Compensation Committee may in its sole discretion determine with respect to vesting or the acceleration of vesting; and (vi) the vesting date of the PSUs. The Compensation Committee may, in its discretion, subsequent to the grant of a PSU, waive any such performance condition or determine that it has been satisfied subject to applicable law, as well as determine the settlement of PSUs in shares or in cash. Each PSU entitles the holder thereof to receive one common share, or its equivalent cash value, on the redemption date selected by the Compensation Committee.

The continuity of PSUs issued and outstanding is as follows:

	Year Ended December 31,	
	2022	2021
Outstanding balance, beginning of year	793,043	727,761
Issued	344,549	310,287
Settled	(212,765)	(223,231)
Cancelled	(43,039)	(21,774)
Outstanding balance, end of year	881,788	793,043

These PSUs will vest three years from the date of grant by the Compensation Committee and the number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain market and non-market performance conditions. Each vested PSU entitles the holder thereof to receive on or about the applicable date of vesting of such share unit (i) one common share; (ii) a cash amount equal to the fair market value of one common share as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Compensation Committee in its sole discretion. The Company has elected to settle its PSUs using a combination of cash and common shares in the past. As such, based on its history of past settlements, PSUs are classified as liabilities.

For PSUs with non-market performance conditions, the fair value of the share units granted was initially recognized at the fair value using the share price at the date of grant, and subsequently remeasured at fair value on each balance sheet date. For PSUs with market performance conditions, the fair value was determined using a Geometric Brownian Motion model. As at December 31, 2022, the fair value of the PSU liability was $5.9 million (December 31, 2021 -$5.8 million).

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Ero Copper Annual Report 2022

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(c) Deferred Share Unit Plan

The Deferred Share Unit ("DSU") plan was established by the Board as a component of compensation for the Company's independent directors. Only independent directors are eligible to participate and to receive DSUs under the DSU Plan. DSUs may be awarded by the Board from time to time to provide independent directors with appropriate equity-based compensation for the services they render to the Company and may be subject to terms and conditions with respect to vesting of such DSUs. In addition, independent directors may elect to receive a portion or all of their respective annual cash remuneration in the form of DSUs, which will be fully vested upon such grant. The number of DSUs to be awarded to a participant under the DSU Plan is determined by dividing the portion of that participant's annual cash remuneration by the fair market value of a common share on the last day of the quarter in which such portion of the annual cash remuneration was earned. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board. The settlement amount of each DSU is based on the fair market value of a common share on the DSU redemption date multiplied by the number of DSUs being redeemed.

The continuity of DSUs issued and outstanding is as follows:

	Year ended December 31,	
	2022	2021
Outstanding balance, beginning of year	131,085	79,230
Issued	88,876	51,855
Outstanding balance, end of year	219,961	131,085

At December 31, 2022, DSU liabilities had a fair value of $3.0 million (December 31, 2021 - $2.0 million) which has been recognized in accounts payable and accrued liabilities.

(d) Restricted Share Unit Plan

The Company has a restricted share unit ("RSU") plan pursuant to which the Compensation Committee may grant share units to any officer, employee, or consultant of the Company or its subsidiaries. RSUs issued under the plan entitles the holder thereof to receive one common share, without payment of additional consideration, on the redemption date selected by the Compensation Committee following the date of vesting of such share unit, which will be within 30 days of the date of vesting, or at a later deferred date, subject to certain exception and restrictions. RSUs granted will vest in three equal installments on each anniversary date from the date of grant. The fair value of these restricted share units is determined on the date of grant using the market price of the Company's shares. Each RSU entitles the holder thereof to receive one common share, or its equivalent cash value, on the redemption date selected by the Compensation Committee.

During the year ended December 31, 2022, the Company granted 160,320 (year ended December 31, 2021 - 171,106) RSUs to employees of the Company at weighted average fair value of $13.86 per share (year ended December 31, 2021 - $14.26). The total fair value of these RSUs on the grant date was $2.2 million (year ended December 31, 2021 - $2.4 million), which is recognized over the vesting period.

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Ero Copper Annual Report 2022

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

The continuity of RSUs issued and outstanding is as follows:

	Year ended December 31,	
	2022	2021
Outstanding balance, beginning of year	171,106	—
Issued	160,320	171,106
Settled	(59,795)	—
Cancelled	(8,429)	—
Outstanding balance, end of year	263,202	171,106

(e) Share-based compensation

	Year ended December 31,	
	2022	2021
Stock options	$ 2,091	$ 2,925
Performance share unit plan	3,158	4,124
Deferred share unit plan	1,087	734
Restricted share unit plan	1,595	65
Share-based compensation[(1)]	$ 7,931	$ 7,848

(1) For the year ended December 31, 2022, the Company recorded $3.7 million (year ended December 31, 2021 - $7.3 million) of share-based compensation in contributed surplus, and the remaining share-based compensation was recorded in liabilities.

(f) Net Income per Share

	Year ended December 31,	
	2022	2021
Weighted average number of common shares outstanding	90,789,925	88,602,367
Dilutive effects of:		
Stock options	1,117,529	2,353,584
Share units	263,202	7,501
Weighted average number of diluted common shares outstanding[(1)]	92,170,656	90,963,452
Net income attributable to owners of the Company	$ 101,831	$ 201,053
Basic net income per share	1.12	2.27
Diluted net income per share	1.10	2.21

(1) Weighted average number of diluted common shares outstanding for the year ended December 31, 2022 excluded 1,647,969 (year ended December 31, 2021 - 390,366) stock options that were anti-dilutive.

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Ero Copper Annual Report 2022

8 2 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 16. Revenue Year ended December 31, 2022 2021 Copper Sales within Brazil $ 51,373 $ 131,595 Export sales 313,589 295,682 Adjustments on provisionally priced sales(1) (13,558) (3,323) 351,404 423,954 Gold Export sales 60,207 58,682 Amortization of deferred revenue(2) 14,781 7,279 $ 74,988 $ 65,961 $ 426,392 $ 489,915 (1) Under the terms of the Company’s contract with its Brazilian domestic customer, sales are provisionally priced on the date of sale based on the previous month’s average copper price and subsequently settled based on the average copper price in the month of shipment. Provisionally priced sales to the Company's international customers are settled with a final sales price between zero to four months after shipment takes place and, therefore, are exposed to commodity price changes. (2) During the year ended December 31, 2022, the Company delivered 10,082 ounces of gold under a precious metals purchase agreement with Royal Gold (note 12) for average cash consideration of $359 per ounce and recognized $14.8 million in amortization of deferred revenue. 17. Cost of Sales Year ended December 31, 2022 2021 Materials $ 41,848 $ 26,343 Salaries and benefits 50,216 39,497 Depreciation and depletion 58,656 47,002 Contracted services 32,239 21,373 Maintenance costs 26,373 18,162 Utilities 13,034 10,721 Sales expense 9,501 7,243 Other costs(1) 7,350 716 $ 239,217 $ 171,057 (1) Other costs in the year ended December 31, 2022 included $6.1 million of copper concentrates acquired from one of the Company's customers to settle accounts receivables in arrears. This concentrate was subsequently sold to a different customer for $6.0 million included in revenues. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 33 18. General and Administrative Expenses Year ended December 31, 2022 2021 Accounting and legal $ 2,397 $ 1,625 Amortization and depreciation 313 288 Office and administration 9,293 5,890 Salaries and consulting fees 24,343 20,215 Incentive payments 8,213 7,126 Other 4,900 3,702 $ 49,459 $ 38,846 19. Finance Expense Year ended December 31, 2022 2021 Interest on loans and borrowings(1) $ 20,420 $ 5,177 Gain on interest rate swap derivatives (896) (469) Accretion of deferred revenue 3,407 1,501 Accretion of mine closures and rehabilitation provisions 2,191 1,077 Interest on lease liabilities 706 413 Other finance expenses(2) 7,395 4,460 $ 33,223 $ 12,159 (1) During the year ended December 31, 2022, the Company capitalized $6.2  million (2021 - $nil) of borrowing costs to projects in progress. (2) Other finance expenses during the year ended December 31, 2022 included $3.3  million credit loss provision on certain accounts receivable (see Note 23). 20. Foreign Exchange Gain (Loss) The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company’s Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reals (BRL$), which is their functional currency. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 34

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

18. General and Administrative Expenses

	Year ended December 31,	
	2022	2021
Accounting and legal	$ 2,397	$ 1,625
Amortization and depreciation	313	288
Office and administration	9,293	5,890
Salaries and consulting fees	24,343	20,215
Incentive payments	8,213	7,126
Other	4,900	3,702
	$ 49,459	$ 38,846

19. Finance Expense

	Year ended December 31,	
	2022	2021
Interest on loans and borrowings(1)	$ 20,420	$ 5,177
Gain on interest rate swap derivatives	(896)	(469)
Accretion of deferred revenue	3,407	1,501
Accretion of mine closures and rehabilitation provisions	2,191	1,077
Interest on lease liabilities	706	413
Other finance expenses(2)	7,395	4,460
	$ 33,223	$ 12,159

(1) During the year ended December 31, 2022, the Company capitalized $6.2 million (2021 - $nil) of borrowing costs to projects in progress.

(2) Other finance expenses during the year ended December 31, 2022 included $3.3 million credit loss provision on certain accounts receivable (see Note 23).

20. Foreign Exchange Gain (Loss)

The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company's Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reals (BRL$), which is their functional currency.

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Ero Copper Annual Report 2022

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

	Year ended December 31, 2022	Year ended December 31, 2021
Foreign exchange gain (loss) on USD denominated debt in Brazil	$ 3,890	$ (5,370)
Realized foreign exchange loss on derivative contracts (note 23)	(12,498)	(22,240)
Unrealized foreign exchange gain on derivative contracts (note 23)	33,092	3,911
Foreign exchange (loss) gain on other financial assets and liabilities	(4,574)	1,731
	$ 19,910	$ (21,968)

21. Income Taxes

(a) Reconciliation of income taxes

A reconciliation of the income tax expense to the amount calculated using the Company's combined Canadian federal and provincial statutory income tax rate of 27% (2021 – 27%) is as follows:

	Year ended December 31, 2022	Year ended December 31, 2021
Net income in the year before tax	$ 126,383	$ 236,920
Tax rate	27 %	27 %
Income tax expense at statutory rate	$ 34,123	$ 63,968
Tax effect of:		
Difference in tax rate of foreign jurisdictions	(15,858)	(29,888)
Non-taxable items	(5,618)	(7,465)
Change in temporary differences not previously recognized	8,762	6,618
Other	1,907	1,055
Income tax expense	$ 23,316	$ 34,288

	Year ended December 31, 2022	Year ended December 31, 2021
Current income tax:		
Relating to current income tax charge	$ 15,043	$ 22,428
Deferred income tax:		
Relating to origination and reversal of temporary differences	8,273	11,860
Income tax expense recognized in net income	$ 23,316	$ 34,288
Income tax expense recognized in other comprehensive income	523	576
Total income tax expense	$ 23,839	$ 34,864

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Ero Copper Annual Report 2022

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(b) Deferred income tax liabilities

The general movement in the deferred income tax liabilities is as follows:

	Year ended December 31, 2022		Year ended December 31, 2021	
At the beginning of the year	$	2,315	$	14,223
Deferred income tax expense		(8,273)		(11,860)
Income tax expense recognized in OCI		(523)		(576)
Foreign exchange		252		528
At the end of the year	$	(6,229)	$	2,315

Recognized deferred tax and assets and liabilities consist of the following:

	December 31, 2022		December 31, 2021	
Deferred tax assets:				
Non-capital losses	$	2,546	$	2,905
Foreign exchange		2,087		8,458
Other		5,407		3,698
Mine closure and rehabilitation provision		3,381		2,903
		13,421		17,964
Deferred tax liabilities:				
Mineral property, plant and equipment		(6,599)		(4,986)
Loans and borrowings		(9,321)		(8,775)
Other		(1,199)		(618)
Loans and borrowings		(2,531)		(1,270)
		(19,650)		(15,649)
Net deferred income tax (liabilities) assets	$	(6,229)	$	2,315

85

Ero Copper Annual Report 2022

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Deferred tax assets of $30.4 million (December 31, 2021 - $21.4 million) have not been recognized for the following deductible temporary differences as it is not probable that the benefits of these temporary differences will be realized:

	Year ended December 31, 2022		Year ended December 31, 2021	
	Brazil	Canada	Brazil	Canada
Exploration and evaluation assets	$ 37,077	$ —	$ 34,660	$ —
Mineral property, plant and equipment	—	969	—	922
Non-capital losses	—	72,535	—	44,521
Other	—	18,100	—	16,213
	$ 37,077	$ 91,604	$ 34,660	$ 61,656

At December 31, 2022, the Company had no loss carry forwards in Brazil (December 31, 2021 - $7.7 million) which can be carried forward indefinitely to offset future taxable income in Brazil. Use of losses carry forwards is limited to 30% of taxable income annually. The Company also had loss carry forwards in Canada totaling $82.0 million (December 31, 2021 - $48.0 million) which may be carried forward for 20 years to offset future taxable income, which expire between 2036 and 2042.

22. Related Party Transactions

Key management personnel consist of the Company's directors and officers. The remuneration of key management personnel during the year was as follows:

	Year ended December 31,	
	2022	2021
Salaries and short-term benefits[1]	$ 11,058	$ 10,715
Share-based payments[2]	6,478	6,800
	$ 17,536	$ 17,515

(1) Includes annual salary and short-term incentives or bonuses earned in the year.
(2) Includes PSUs, RSUs, DSUs and stock option grants.
(3) Effective January 1, 2022, key management compensation includes senior management in Brazil and amounts in the comparative period have been updated to reflect the change.

23. Financial Instruments

Fair value

Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation. Judgments are required in the interpretation of the market data to produce the most appropriate fair value estimates. The use of different market information and/or evaluation methodologies may have a material effect on the fair value amounts.

As at December 31, 2022, derivatives were measured at fair value based on Level 2 inputs.

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Ero Copper Annual Report 2022

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or market rates of interest used to discount amounts. At December 31, 2022, the carrying value of loans and borrowings, including accrued interest, was $418.1 million while the fair value is approximately $338.2 million. At December 31, 2022, the carrying value of notes receivable, including accrued interest, was $20.6 million and the fair value is also approximately $20.6 million.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company's receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at December 31, 2022 and December 31, 2021:

	December 31, 2022	December 31, 2021
Cash and cash equivalents	$ 177,702	$ 130,129
Short-term investments	139,700	—
Accounts receivable	10,289	30,704
Note receivable	20,630	—
Deposits and other non-current assets	3,985	1,295
	$ 352,306	$ 162,128

The Company invests cash and cash equivalents and short-term investments with financial institutions that are financially sound based on their credit rating.

The Company's exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. On November 30, 2022, one of the Company's customers in Brazil, Paranapanema S/A ("PMA"), filed for bankruptcy protection due to working capital difficulties after an operational incident in June which resulted in one of their plants being shutdown for 38 days. Preceding the announcement, the Company agreed to restructure PMA's outstanding accounts receivable balance of $23.9 million into a note receivable, guaranteed by certain assets of PMA, with payment terms over 24 monthly installments beginning in February 2023. The loan bears an annual interest rate equivalent to Brazil's CDI rate of approx. 13%. As a result of the arrangement, the Company recognized a credit loss provision of $3.3 million (2021 - $nil) in other finance expense during the year ended December 31, 2022. The amortized cost of the note receivable, net of the expected credit loss, at December 31, 2022 was $20.6 million, of which $10.2 million is classified as current and $10.4 million as non-current.

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of non-derivative financial liabilities on December 31, 2022:

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Ero Copper Annual Report 2022

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$ 418,057	$ 612,040	$ 33,366	$ 31,112	$ 82,562	$ 465,000
Accounts payable and accrued liabilities	84,603	84,603	84,603	—	—	—
Other non-current liabilities	4,618	15,632	—	6,295	8,768	569
Leases	10,963	10,963	9,390	667	628	—
Total	**$ 518,241**	**$ 723,238**	**$ 127,359**	**$ 38,074**	**$ 91,958**	**$ 465,569**

As at December 31, 2022, the Company has made commitments for capital expenditures through contracts and purchase orders amounting to $184.7 million, which are expected to be incurred over a six-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties.

The Company also has derivative financial liabilities for foreign exchange collar contracts whose notional amounts and maturity information is disclosed below under foreign exchange currency risk and interest rate risk.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices. The purpose of market risk management is to manage and control exposures to market risks, within acceptable parameters, while optimizing return.

The Company may use derivatives, including forward contracts and swap contracts, to manage market risks.

(i) Foreign exchange currency risk

The Company's subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at December 31, 2022 relates to $11.7 million (December 31, 2021 – $7.8 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at December 31, 2022 on $44.6 million of intercompany loan balances (December 31, 2021 - $63.8 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at December 31, 2022 by 10% and 20%, would have increased (decreased) pre-tax net income by $5.5 million and $11.0 million, respectively (December 31, 2021 – $7.0 million and $13.9 million). This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the year and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At December 31, 2022, the Company has entered into foreign exchange collar contracts at zero cost for notional amounts of $270.0 million (December 31, 2021 - notional amount of $179.5 million) with an average floor rate of 5.12 BRL to US Dollar and an average cap rate of 6.29 BRL to US Dollar. The maturity dates of these contracts are from January 27, 2023 to December 29, 2023 and are financially settled on a net basis. As of December 31, 2022, the Company had contracts with three different counterparties and the fair value of these contracts was a net asset of $3.2 million (December 31, 2021 - liability of $28.7 million), consisting of an asset of $3.1 million included in other current assets, and an asset of $0.1 million included in deposits and other non-

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8 9 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 current assets in the statement of financial position. The fair value of foreign exchange contracts was determined based on option pricing models, forward foreign exchange rates and information provided by the counter party. The change in fair value of foreign exchange collar contracts was a gain of $33.1 million for the year ended December 31, 2022 (a gain of $3.9 million for the year ended December 31, 2021) and has been recognized in foreign exchange gain (loss). In addition, during the year ended December 31, 2022, the Company recognized a realized loss of $12.5 million (realized loss of $22.2 million for the year ended December 31, 2021) related to the settlement of foreign currency forward collar contracts. (ii) Interest rate risk The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid. The Company is principally exposed to interest rate risk through Brazilian Real denominated bank loans of $2.9 million. Based on the Company’s net exposure at December 31, 2022, a 1% change in the variable rates would not materially impact its pre-tax annual net income. (iii) Price risk The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. During the year ended December 31, 2022, the Company entered into various swap contracts to mitigate its copper price exposure during the quotational period on provisionally priced sales, resulting in a realized loss of $0.1 million (2021 - $nil) recognized in other expenses. At December 31, 2022, the Company has provisionally priced sales that are exposed to commodity price changes (note 16). Based on the Company’s net exposure at December 31, 2022, a 10% change in the price of copper would have an impact of $0.8 million on pre-tax net income. In January 2023, the Company entered into a copper contracts at zero-cost on 3,000 tonnes of copper per month for February through December of 2023. These copper derivative contracts establish a floor price at $3.50 per pound of copper and a cap price of $4.76 per pound on total hedged volumes of 33,000 tonnes of copper, representing approximately 75% of estimated full-year production volumes. 24. Capital Management The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and production of its mine properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. The Company's capital consists of items included in shareholders’ equity, debt facilities net of cash and cash equivalents and short-term investments. Management reviews the capital structure on a regular basis to ensure that the above-noted objectives are met. The Company manages the capital structure and makes adjustments to it considering changes in the economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new loans and borrowings, common shares, or acquire or dispose of assets. Certain loan agreements contain operating and financial covenants that could restrict the ability of the Company and its subsidiaries. MCSA, Ero Gold, and NX Gold, to, among other things, incur additional indebtedness Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 40

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

25. Supplemental Cash Flow Information

	Year ended December 31,	
Net change in non-cash working capital items:	**2022**	**2021**
Accounts receivable	$ (1,870)	$ (12,180)
Inventories	(1,709)	(2,325)
Other assets	(13,836)	(8,297)
Accounts payable and accrued liabilities	(614)	7,704
	$ (18,029)	$ (15,098)

	2022	2021
Non-cash investing and financing activities:		
Change in mineral property, plant and equipment from change in estimates for provision for rehabilitation and closure costs	$ 1,354	$ 2,225
Additions to property, plant and equipment by leases	11,666	10,205
Non-cash increase in accounts payable in relation to capital expenditures	10,311	3,551
Transfer of PSU from equity reserves to liabilities	—	9,389

26. Contingencies

Due to the nature of the Company's operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters will have a material adverse effect on its consolidated financial statements. In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effect of these changes in its consolidated financial statements in the period in which such changes occur.

As of December 31, 2022, based on the opinion of its legal advisers, the Company has not recognized provisions for the following claims as it is not probable that a cash outflow will occur:

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

		December 31, 2022		December 31, 2021
Social security tax (a)	$	3,849	$	3,415
Taxes (b)		12,008		9,531
Labour		2,089		1,219
Mining and other (c)		7,641		6,791
	$	25,587	$	20,956

(a) Social security tax

Social security claims relate to potential social security tax payments related to past payments to employees, including profit sharing, and payments made to external contractors. The Company strongly believes, based on precedent court case rulings, that these claims will be cancelled after administrative and judicial discussions.

(b) Tax

The Company evaluates tax uncertainties as described in note (3)(e). There are 120 tax claims (2021 – 122 claims) against MCSA which were evaluated as possible, but not probable, losses. The main subjects under discussion for the tax claims involve the validity of tax credits used to offset federal taxes.

(c) Mining

There are five administrative claims (2021 – five claims) filed by the Nacional Mining Agency regarding alleged differences in the calculation of certain sales taxes on mining revenue by MCSA. The Company, based on the opinion of its legal advisors, does not believe such claims will result in a probable cash outflow.

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9 2 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 Note Regarding Scientific and Technical Information & Cautionary Note Unless otherwise indicated, scientific and technical information in this Annual Report relating to Ero’s properties (“Technical Information”) is based on information contained in the following: The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil”, dated December 22, 2022 with an effective date of September 30, 2022, prepared by Porfirio Cabaleiro Rodrigues, FAIG, Bernardo Horta de Cerqueira Viana, FAIG, Fábio Valério Câmara Xavier, MAIG and Ednie Rafael Moreira de Carvalho Fernandes, MAIG all of GE21 Consultoria Mineral Ltda. (“GE21”), Dr. Beck Nader, FAIG of BNA Mining Solutions (“BNA”) and Alejandro Sepulveda, Registered Member (#0293) (Chilean Mining Commission) of NCL Ingeniería y Construcción SpA (“NCL”) (the “Caraíba Operations Technical Report”). Each a “qualified person” and “independent” of the Company within the meanings of NI 43-101. The report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated January 8, 2021 with an effective date of September 30, 2020, prepared by Porfirio Cabaleiro Rodrigues, FAIG, Leonardo de Moraes Soares, MAIG, Bernardo Horta de Cerqueira Viana, FAIG, and Paulo Roberto Bergmann, FAusIMM, each of GE21 and a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “Xavantina Operations Technical Report”). The report prepared in accordance with NI 43-101 and entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021, prepared by Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E. all of Ausenco Engineering Canada Inc. (or its affiliate Ausenco Engineering USA South Inc. in the case of Ms. Patterson), Carlos Guzmán, FAusIMM RM CMC of NCL and Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company on the date of the report (now of HCM Consultoria Geologica Eireli (“HCM”)) (the “Tucumã Project Technical Report”). Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E., Carlos Guzmán, FAusIMM RM CMC and Emerson Ricardo Re, MAusIMM (CP), is a “qualified person” of the Company within the meanings of NI 43-101. Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E., and Carlos Guzmán, FAusIMM RM CMC are “independent” of the Company within the meaning of NI 43-101. Emerson Ricardo Re, MAusIMM (CP), as Resource Manager of the Company (on the date of the report and now of HCM), was not “independent” of the Company on the date of the report, within the meaning of NI 43-101. Reference should be made to the full text of the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report, each of which is available for review on the Company’s website at www.erocopper.com and under the Company’s profile on SEDAR at www.sedar.com, and EDGAR at www.sec.gov. The disclosure of Technical Information in this Annual Report was reviewed and approved by Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), MAusIMM (No. 3219148) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101. Cautionary Note Regarding Forward-Looking Statements This annual report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company’s production, operating cost and capital expenditure guidance, mineral reserve and mineral resource estimates; targeting additional mineral resources and expansion of deposits; capital and operating cost estimates and economic analyses (including cash flow projections), including those from the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report; the Company’s expectations, strategies and plans for the Caraíba Operations, the Xavantina Operations and the Tucumã Project, including the Company’s planned exploration, development, construction and production activities; the results of future exploration and drilling; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; the costs and timing of future exploration, development and construction including but not limited to the Deepening Extension Project and Caraíba Mill expansion at the Caraíba Operations and the Tucumã Project; the timing and amount of future production at the Caraíba Operations, the Xavantina Operations and the Tucumã Project; the Company’s expectations regarding planned capital expenditures for the Tucumã Project, the Deepening Extension Project and/or the Caraíba Mill expansion project falling within contingency levels; expectations regarding consumption, demand and future price of copper, gold and other metals; future financial or operating performance and condition of the Company and its business, operations and properties, including expectations regarding liquidity, capital structure, competitive position and payment of dividends; expectations regarding future currency exchange rates; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this annual report and in the AIF under the heading “Risk Factors”. The risks discussed in this annual report and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward- looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

9 3 E r o C o p p e r A n n u a l R e p o r t 2 0 2 2 Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”. The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this annual report and in the AIF, the Company has made certain assumptions about, among other things; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this annual report, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this annual report. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements contained herein are made as of the date of this annual report and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws. Cautionary Note Regarding Mineral Resource and Mineral Reserve Estimates Unless otherwise indicated, all reserve and resource estimates included in this Annual Report and the documents incorporated by reference herein have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this Annual Report and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards. Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards. Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

Ero Copper Corp Suite 1050 – 625 Howe St Vancouver, BC V6C 2T6 Canada t: +1 604 449 9244 info@erocopper.com WWW.EROCOPPER.COM TSX: ERO NYSE: ERO